JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

02042002

PECD/JAK

05 June 2002

SEC MAIL RECEIVED PROCESSING
JUN 17 2002
WASH. D.C. 165 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
Washington DC 20549
United States of America

SUPPL

Dear Sir

SOUTH AFRICAN BREWERIES plc - FILE NO. 82-4938

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

Preliminary Results For the year ended 31 March 2002	-	**Dated 30 May 2002**
Announcement re Miller	-	**Dated 30 May 2002**

issued by the above company, for which we act as Company Secretarial Consultants.

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

cc Mr Stephen I Siller
Siller Wilk LLP
675 Third Avenue
9th Floor
New York
NY 10017-5704, USA

Melissa Atheneos
c/o ADR Department
The Bank of New York
101 Barclay Street, 22nd Floor West
New York, NY 10286 USA

dlw 6/19

SAB

SOUTH AFRICAN BREWERIES plc

PRELIMINARY ANNOUNCEMENT

Ref 06/2002

ANOTHER YEAR OF ACHIEVEMENT AND GROWTH

London and Johannesburg, 30 May 2002. South African Breweries plc - one of the world's leading brewers, with interests in Africa, Central and Eastern Europe, Central America and Asia - today announces its preliminary (unaudited) results for the year to 31 March 2002. Highlights are:

FINANCIAL

	2002 US$m	2001* US$m	% change US$	£
Turnover	**4,364**	4,184	4	7
Trading profit (PBIT)	**704**	700	1	4
EBITA	**766**	720	6	10
Profit before tax	**606**	646	(6)	(3)
Adjusted PBT	**668**	666	-	3
Adjusted earnings	**350**	372	(6)	(3)
Adjusted earnings per share				
- US cents	**48.7**	53.3	(9)	(6)
- SA cents (up 21%)	**472.5**	390.9		
Dividends per share (US cents)	**25.0**	25.0		

Note: *The exceptional items of US$8 million net (2001:nil) comprised:*
- Pitesti (Romania) brewery closure costs US$9 million;
- Ursus (Romania) asset impairment US$10 million; offset by
- Velke Popovice (Czech) asset impairment reversal US$11 million
EBITA, adjusted PBT and adjusted earnings exclude exceptional items and goodwill amortisation. Percentages expressed in terms of £ sterling movements are given in order to aid comparability with other FTSE companies.

** Restated for deferred tax change in accounting policy.*

OPERATIONAL AND STRATEGIC

- **Total beverage volume growth of 15.5% (organic 4.8%) to 99.4 million hectolitres**
- **Total lager beer volumes increase 13.2% (organic 3.5%) to 70.4 million hectolitres**
- **SABI Europe lager beer volumes up 5.9% (organic 4.6%) and EBITA up 34.4%**
- **Beer South Africa volumes improve 1.4% with a margin increase of 60 basis points to 25.8%**
- **Acquisitions in Central America, India and China have enhanced our position internationally**
- **Acquisition of Miller Brewing Company in the United States announced today**

Meyer Kahn, Chairman of SAB plc, states: "*Once again SAB's underlying operations around the world, despite a global economic slowdown, have delivered an impressive performance. However, the material adverse currency moves in sub Saharan Africa affected a sizeable portion of our business and have led to an adjusted earnings decline of 6% in US dollars (adjusted earnings per share decline of 9%).*

In pursuing our growth strategy globally we have moved into new territory with our acquisitions in Central America and made a number of important investments in China, Africa and Central Europe. These enhance our positions in these territories and further diversify the group's international operations and currency exposure.

In line with our strategy to participate actively in the consolidation of the global beer industry, where we can create value for our shareholders, we have announced today the acquisition of Miller Brewing Company in the United States. "

This announcement, a copy of the slide presentation and video interviews with management are available on the SAB plc website at www.sabplc.com. Video interviews can also be found at www.cantos.com.

Incorporated in England and Wales (Registration Number 3528416)

Business review

Group operating performance

I am pleased to report another year of good growth in beverage volumes and strong operational performance in our businesses around the world. Total beverage sales volumes grew 15.5% (organic growth 4.8%) to just under 100 million hectolitres.

Once again management has concentrated on brand positioning and portfolio enhancement, overhead productivity and procurement. Benefit from this attention is evident and, as a result, operational performance across the group was excellent.

Lager volumes grew 13.2% and importantly, organic volume growth of 3.5% was achieved. The muted growth of 1.4% in our largest single market, South Africa, had a dampening effect but it is nevertheless gratifying that last year's volume decline there has started to reverse.

Other beverages are becoming an increasingly important segment of our business. Acquisitions and investments contributed to the volume growth of 27.2% (organic 9.0%) in carbonated soft drinks (CSD's). Traditional sorghum beer in Africa grew by 4.4%.

Turning to financial performance, sales volume growth contributed to a turnover increase, including share of associates, of 4.3% to US$4.4 billion. EBITA grew 6.4% to US$766 million, and continued focus on productivity and cost containment helped deliver margin improvement across many of our businesses, particularly in the larger subsidiaries. EBITDA was similarly strong, up 5.9% to US$904 million.

Reported results were, however, impacted by the extraordinary 24.4% decline in the exchange rate of the SA rand, the functional currency of our largest subsidiary, against the US dollar, as well as relative weakening in other African currencies. Adjusted earnings were 5.9% down for the year at US$350 million. With a weighted average increase in shares in issue of 3.1% during the year, adjusted earnings per share decreased by 8.6% to US48.7 cents. Notwithstanding this decline, strong cash flows enable us to maintain the final dividend at last year's level.

The year has been characterised by expansion and acquisition activities in a number of countries including the opening up of a new region to SAB - Central America. Our acquisitions in Honduras and El Salvador have created a leading brewing and soft drinks business within these two countries. We intend to exploit the synergies that exist between beer and CSD's in these markets, and leverage the experiences gained in Africa with combined beer and CSD businesses.

Elsewhere, we acquired a majority interest in Bere Timisoreana in Romania; we were active in Africa, with CSD acquisitions in Angola and Zambia and increased lager beer investments in Uganda and Mozambique. In China we further strengthened our regional positions with an aggressive acquisition program, and we made two further investments in India.

Notwithstanding weakening economies and rising unemployment levels, especially in Poland, our European businesses grew sales volumes by 6.0% (organic growth 4.8%) to just over 22.5 million hectolitres, with contribution to this growth coming from virtually all operations. EBITA growth was impressive at 34.4% to just under US$200 million with an excellent result coming from Poland (the largest contributor), the Czech Republic, where restructuring synergies and benefits continue ahead of expectations, and Russia which is now earnings positive.

Our African and Asian businesses increased sales volumes by 26.0%, though much of this was acquisition driven, mainly in China. Organic growth was nevertheless good with lager growing 4.9% and other beverages 12.2%. EBITA growth for the region of 29.5% has been assisted by the first time inclusion of our associate Castel.

Socio-political problems, currency weaknesses and certain competitive pressures in Africa hampered underlying EBITA growth. Acquisition activity in China, strategically necessary and well-founded, was distracting and time consuming for local management in the first year of incorporation.

Individual results in Africa were once again mixed. Our brewery in Kenya was impacted by competitive pressure but, as recently announced, we have restructured our investments in the region in conjunction with East Africa Breweries Limited and profitability should improve considerably in the future. While the result on earnings of our strategic alliance with Castel was essentially neutral in this first year, we increasingly see benefits from our association with them as synergies in the areas of purchasing, operational management and new investment become realisable. Castel's total volumes grew 7.4% over the prior period with especially strong gains in the CSD sector.

In Central America, EBITA of US$22 million for the four months since acquisition was behind expectations, due mainly to the combination of adverse economic conditions post Hurricane Michele and increased competition in the CSD sector. Though still early days for SAB's operational management, strong brand portfolios in the respective lager and CSD businesses, evident opportunities to capture the synergies and a skilled workforce give us undiminished enthusiasm for the potential of these businesses.

In South Africa, the performance of our beer operations has once again been creditable. The volume decline in the prior year has been arrested and growth of 1.4% achieved. Local management's relentless focus on efficiency and productivity has delivered EBITA growth of 10.5% in local currency and a 60 basis point increase in margin despite substantial raw material price increases. ABI delivered well to expectations, with real productivity gains, margin increases and strong trading profit improvement of 20% in local currency off positive volume growth; all despite considerable increases in input costs. Equally impressive was a turnaround in the performance of our hotel and gaming businesses during the second half year, to deliver a substantial 53.1% improvement in rand trading profit for the year. Strategic alternatives for the future of this business are still being evaluated.

Outlook

There are a number of positive signs for the upcoming financial year. Europe's forward momentum, while moderating, should continue and better results are expected from both Africa and China. There are more positive signs within our operations in South Africa and the rand is showing some resilience. Finally, I have every reason to believe that Central America will deliver on its potential.

Naturally the results of the group will be materially affected by the inclusion of Miller Brewing Company, whose acquisition will bring both excitement and hugely increased opportunities to our business. More than ever we are well positioned to play a leading role in the world beer industry as change and consolidation accelerate.

SABI – Europe

Financial summary	2002 US$m	2001 US$m	% change US$
Turnover	**1,280**	1,097	17
Trading profit *	**168**	130	29
EBITA **	**198**	148	34
Operating margin (%) *	**13.1**	11.9	
EBITA margin (%) **	**15.5**	13.5	
Sales volume (hl 000's)			
- Lager	***22,359***	*21,120*	*6*
- Lager comparable	***22,099***	*21,120*	*5*
- Other beverages	***178***	*146*	*22*

** Before exceptional items*
*** Earnings before interest, taxation and goodwill amortisation, and before exceptional items.*

SABI Europe's businesses continued their strong operational performance again this year, up a pleasing 34.4% in EBITA, on volume growth of 6.0%. In particular, focus on rationalisation, costs and cash management enabled the division to expand its EBITA margin by 200 basis points and generate substantial free cash flow. Productivity and procurement initiatives reaped significant rewards, and brand portfolio and packaging extensions boosted market shares and margins.

Poland

Volume growth in the Polish beer market came to a halt in the current year, following several years of strong advances. This was caused by a downturn in the local economy and the previous government's imposing large excise increases. (There are now signs that these may be moderated in future). SAB's Kompania Piwowarska performed very well in this market with 6.0% volume growth, reaching 31% market share for the year from 29.7% in the prior year. Our value share is greatly in excess of our market share. KP's flagship brand, Tyskie Gronie, sold over five million hectolitres and is now one of Europe's top ten beer brands by volume. Tyskie Gronie was judged overall champion beer for bottled and canned lagers at the prestigious Brewing Industry Awards 2002 which took place at Burton-upon-Trent in the UK. Redds' success also continues, reaching 50% of the flavoured alcoholic beverages market inside 18 months.

Czech Republic and Slovakia

The Pilsner Urquell group enjoyed an excellent year. Volumes, market share and net real revenue all showed strong improvements. Beer industry volumes continued to decrease, as anticipated, by 1% but the Pilsner Urquell group achieved growth of 3.2%. Particularly pleasing was a 20% increase in volumes of our premium brand Pilsner Urquell. This assisted margin development, as did improvements in brewing raw material procurement, production yields and overall productivity. The effective national integration of our three businesses has yielded synergies well ahead of initial expectations.

Slovakia is benefiting from management and marketing integration with the Czech business and is improving in profitability.

Pilsner Urquell International

The highly successful re-launch of Pilsner Urquell into its key international markets, in 2001, resulted in a second successive year of 30% growth in brand volumes outside Czech. In the United States sales reached 1.4 million cases (112,000 hectolitres), representing 54% growth in volume, and Pilsner Urquell was named one of the "hot brands" of 2001 by Impact magazine, the leading US beverage trade publication.

There was continued growth in sales in Germany, up by 25% in the year, against a background of a shrinking market. In Poland, Pilsner Urquell is now the number one import brand and sales continue to grow. In other markets, new distributors were appointed to take advantage of import growth opportunities, whilst in the UK distribution and visibility have improved.

Russia

Volume growth slowed in Russia in the second half, to end the full year 27.2% ahead of prior. While SAB's own brand Zolotaya Bochka conceded some market share points, our premium licensed brands, Miller Genuine Draft and Holsten, showed stunning growth – both trebling in volume. The result of this favourable mix in brand sales was a significant improvement in margins and the business produced good operating cash flow.

We have decided to expand further the capacity of the Kaluga brewery from 2.3 million hectolitres to 3.5 million hectolitres at a cost of some US$60 million. This will enhance our competitive capability for additional brands and packs in this growing market.

Other operations

In Hungary the market contracted some 2%, but our Dreher subsidiary reflected a small but satisfying market share recovery. This, coupled with the industry's real price increases, saw good margin expansion which assisted operating profits to more than double, albeit off a modest base.

During the year, we announced the acquisition of an 83.7% interest in Bere Timisoreana, giving our Romanian business critical mass and a market share of around 14%. This aided a rationalisation of our facilities including the closure of Pitesti brewery and write down of other assets, the cost of which was US$19 million. The impact of this has been partly offset by release of surplus provisions relating to one of the Czech breweries of US$11 million. Industry volumes in Romania declined 8% in the last 12 months, however our operations are now much better positioned to maintain their positive operating cash flow.

The Canary Islands' operations have produced encouraging gains in market share, despite the first full year of production by a new domestic competitor.

SABI – Africa and Asia

Financial summary	**2002 US$m**	2001 US$m	% change US$
Turnover	**946**	700	35
Trading profit	**162**	130	25
EBITA	**171**	132	30
Operating margin (%)	**17.2**	18.5	
EBITA margin (%)	**18.1**	18.9	
*Sales volume (hl 000's) **			
- Lager	***23,141***	*17,116*	*35*
- Lager comparable	***17,953***	*17,116*	*5*
- Carbonated soft drinks (CSD's)	***3,648***	*2,685*	*36*
- Traditional sorghum	***7,625***	*7,301*	*4*
- Other beverages	***2,579***	*2,260*	*14*

** Castel volumes of 9,633,000 hectolitres lager, 7,489,000 hectolitres CSD's and 569,000 hectolitres other beverages are not included*

Africa

African beverage volumes grew organically by 8.8% to end above 18 million hectolitres, aided by excellent performances from the Coca-Cola bottling business in Luanda, Angola, market share gains in the competitive Ghanaian market and advances by our traditional sorghum beer businesses in Zambia, Malawi and Tanzania. Lager beer volumes grew organically 4.1%. In Zimbabwe our associate, Delta Corporation, grew their beer and soft drinks volumes by 22.4% despite the difficult environment. However, in Uganda, an increase in excise, passed on to the consumer, resulted in a drop in volumes.

Good EBITA growth was recorded by Zambia, Ghana and Malawi. In Tanzania, Botswana and Mozambique, however, little or no dollar growth was shown. The full impact of good operational performances in tough conditions in many of the countries was not translated into reported US dollar results due to weak currencies.

A number of value-adding acquisitions were made during the year. These included 45% of the Coca-Cola bottler in Luanda, Angola; 60% of the Coca-Cola bottler in Southern Angola; a further 54.6% of Nile Breweries in Uganda; 13.5% of Cervejas de Mozambique and 90% of the Coca-Cola bottler in Zambia. The last mentioned allows for consolidation benefits from integrating this into the Zambian beer business, a formula already successfully implemented in Botswana, Swaziland and Lesotho.

Subsequent to the year end, two important consolidation transactions were concluded. A landmark deal was signed on 15 May 2002 between SAB and East African Breweries Limited (EABL), the two major brewers in East Africa. This sees Castle Brewing Kenya Ltd being sold by SAB to EABL in return for a 20% stake in their Kenya Breweries Limited subsidiary. Tanzania Breweries Limited (TBL), will acquire its EABL-owned competitor in exchange for 20% in Tanzania Breweries to be funded through a share issue with the additional volumes more than compensating for the dilution effect on SAB's shareholding in TBL. Each of these transactions will deliver enhanced earnings. In Mozambique, we acquired Laurentina Cervejas SARL and its well known Laurentina brand.

Many of our currencies in the sub region were unfortunately impacted by adverse political considerations and the strong US dollar. Worse affected amongst these were the Mozambican metical (24.7%), the Zimbabwean dollar (75.8%), the Botswana pula (13.7%) and the rand-linked currencies of Lesotho and Swaziland (24.4%). As a result, it was difficult to convert volume and turnover gains into increased US dollar earnings. However, this effect was countered somewhat by productivity gains and savings contributed by Sabex, our Johannesburg-based purchasing and logistics division.

First time results from our 20% shareholding in the Castel group met expectations. Beer and soft drinks volumes grew by 7.4% over prior year while the CFA franc, Castel's main operating currency, is pegged against the euro, thereby stabilising US dollar earnings.

Asia

China Resources Breweries, SAB's Chinese joint venture company, concluded a successful year in terms of strategic acquisitions. Market leadership in our existing stronghold in the North East of the country was achieved by purchasing five strategically located breweries in the region. CRB also became the leading brewer in Sichuan province, the country's most populous and one of the fastest growing beer markets, by entering a majority-owned joint venture with the Blue Sword group (10 breweries, 9 million hectolitre capacity). Total capacity now stands at 30 million hectolitres and CRB is firmly positioned as the country's number two brewer.

Our Chinese business has now consolidated its management structure and geographic presence into three regions: North East, Central and West, with a corporate head office established in Beijing.

Second half profitability in China was unfavourably impacted by the above acquisitions which were effective just before or during the winter period when sales dip sharply, resulting in negative contribution from these businesses, and management's attention was also concentrated on the task of restructuring. However, management believes the operations are well positioned to deliver profitable growth, and improvement was already evident from these acquisitions towards year end.

The year also saw expansion by our Indian subsidiary with the acquisition of Mysore Breweries Limited and Rochees Brewery (subject to FIPB approval), thereby gaining a foothold in four of the five largest beer-consuming states in the country. Castle Lager was successfully launched as a premium brand in the cities of Delhi and Mumbai.

SABI – Central America

Financial summary	**2002* US$m**
Turnover	**186**
Trading profit	**7**
EBITA	**22**
Operating margin (%)	**3.5**
EBITA margin (%)	**11.9**
Sales volume (hl 000s)	
- Lager	***624***
- Carbonated soft drinks (CSD's)	***2,231***
- Other beverages	***824***

** Four months*

The Central America businesses in El Salvador and Honduras were acquired with effect from 28 November 2001. The first four months of operations have been used to ensure continued volume growth, particularly with increased competitor activity in both countries, and form an effective operating relationship with our Bevco partners.

Each business is focussing on improving efficiencies whilst we extract synergies from distribution systems and shared support services, both within and across the two countries. Non-core businesses are being assessed, made more efficient and competitive, and then either incorporated or rationalised. Major opportunities exist in the area of procurement, where supplier numbers can be optimised, bulk ordering utilised to obtain better prices, and cross business and country planning used to limit inventory of raw materials, finished goods and machine spares. Consideration is being given to shared service centres to further improve cost efficiencies and operational effectiveness for Bevco.

Brand development has primarily been in the soft drink arena as we support The Coca-Cola Company to increase its product range and therefore overall volumes. New carbonated soft drink flavours (e.g. Fanta in Honduras) and non-carbonated beverages (e.g. Powerade in El Salvador) have been successfully introduced in addition to a focus on ensuring that proper pack pricing architecture is in place. In the beer business a 500 ml bottle has been introduced in Honduras and brand rationalisation continues in both markets. Appropriate service levels are being determined for the different customer segments and investments made in containers and coolers.

The focus for the new financial year will be on business rationalisation; improved efficiencies in sales, distribution and manufacturing; sales volume and revenue growth, particularly addressing low per capita beer consumption; and, standardisation across all operations.

Beer South Africa

Financial summary	2002 US$m	2001 US$m	% change US$	R
Turnover	**1,112**	1,365	(19)	8
Trading profit	**287**	343	(16)	11
Operating and EBITA margin (%)	**25.8**	25.2		
Sales volume (hl 000's)	***24,246***	*23,904*	*1*	

Despite the ongoing tough trading conditions, particularly in the first half of the financial year, Beer South Africa was able to see out the year on a note of growth. Overall volume growth of 1.4% was achieved for the year, reversing the negative 1.1% at the half year. The operating margin improved by 60 basis points to 25.8% and an admirable compound five year EVA® growth of 19% was delivered. Operating profit grew by 10.5% from R2,520 million to R2,785 million.

Volumes recorded growth in the important second half of the year, supported by promotional activity and an earlier Easter period. The factors negatively affecting volume growth, as reported previously, remain in place but in certain respects the impact is lessening. However, higher interest rates, the steep rise in staple food prices, the rising fuel price and continued wine surplus will adversely impact beer consumer propensity to spend. Exports experienced a strong performance particularly in the Angolan and Namibian markets.

Throughout the year efforts have been directed at investing for growth including the building and enhancing of our powerful brand portfolio. As measured by AC Nielsen, Beer South Africa improved its market share in the premium and flavoured alcoholic beverages categories whilst maintaining its leading position and share in the mainstream category despite significant competitive activities.

High raw material increases experienced during the past year were primarily driven by the weaker rand. Programmes introduced in recent years including raw material procurement and related hedging activity, as well as technical innovations on certain materials and brewery usage improvements, contained these increases. Further productivity benefits were delivered by the World Class Manufacturing programme, the general spend procurement initiative, improved brewery and distribution efficiencies, lower headcount and the fact that once off costs were reduced from the previous year. The performance of our premium and AFB brand portfolio also delivered a positive mix effect. These benefits were to some extent offset by real expenditure increases in marketing, information systems, overall compensation, training and development as well as corporate social investment.

All aspects of the balance sheet were closely managed, in particular working capital, which for the seventh consecutive year showed progressive improvement. Capital expenditure in the current year was reduced following the previous large scale investments at SA Maltsters, Ibhayi and systems development.

Following the promulgation of the Competition Act in 1998, Beer SA has introduced a proactive compliance programme. Three formal investigations which were initiated by the Competition Commission have been satisfactorily concluded. The Commission has notified the company that the 2000 investigation into horizontal restrictive practices in the industry would not be referred to the Competition Tribunal.

While progress on the revised Liquor Bill, following the Constitutional Court judgement, appears slow, the DTI has indicated that it intends having a new Act promulgated within the next twelve months. Based on previous assurances from the Ministry, expectations remain that a rigid three tier system will not be imposed on the industry.

Other Beverage Interests *

Financial summary	2002 US$m	2001 US$m	% change US$	% change R
Turnover	**676**	816	(17)	10
- ABI	**500**	585	(15)	13
Trading profit	**95**	106	(10)	19
- ABI	**79**	88	(10)	20
Operating and EBITA margin (%)	**14.0**	13.0		
- ABI	**15.8**	15.0		
*Sales volume (hl 000's)***	***11,912***	*11,485*	*4*	
ABI (hl 000's)	***11,488***	*10,968*	*5*	

* *ABI, Appletiser, Distell*
** *Distell volumes not included*

ABI

ABI's volume growth for the period was boosted by good performance in the second half of both carbonated and other soft drinks, as well as the first time inclusion of two small businesses. Total volume for the period ended 4.7% above prior year (organic 3.8%).

Financial performance was enhanced by operational efficiencies and productivity in administrative and support functions and through rationalisation initiatives. Operating margin continues to improve, despite a decline in the earnings of ABI's associate company, Coca-Cola Canners.

There has been a strong emphasis on improving market execution, resulting in mainstream carbonated soft drink volumes showing satisfactory growth.

Appletiser

Appletiser had a very successful year with strong growth in volumes and a pleasing increase in trading profit.

Good volume growth was achieved in South Africa, where the Appletiser brand has been repositioned and additional resources committed to both sales and brand marketing activities. Double-digit volume growth was achieved in international markets.

Distell

The group's 30% equity accounted interest in the listed associate, Distell, delivered a much improved operating performance in spite of a decline in sales volumes, as greater emphasis on product profitability in the domestic market was reflected in a favourable sales mix at improved margins. Rand weakness helped to enhance export earnings and attributable adjusted earnings, after reorganisation costs, were up nearly 40% in local currency terms.

The Competition Commission enquiry into the 1 July 2000 merger between SFW and Distillers is nearing resolution and Distell management are hopeful of a satisfactory outcome.

Hotels and Gaming

Financial summary	2002 US$m	2001 US$m	% change US$	R
Turnover	**164**	206	(20)	5
Trading profit (see note)	**28**	25	12	53
Operating and EBITA margin (%)	**17.4**	12.1		
"Revpar"	***R232.80***	*R205.70*		13

Note: Adjusting for the write-off of pre-opening expenses and other non-recurring items, including the impairment of Monyaka, taking account of the disposal of Southern Sun's 20% interest in Sun International in the prior year, trading profit for the year would have been US$30 million (2001:US$30 million) on turnover of US$164 million (2001:US$189 million).

Hotel division continued to manage proactively both its portfolio and cost structures in response to market conditions. Trading in the fourth quarter was encouraging, to leading to an annual average occupancy of 65.7% (2001: 65.4%). Revpar increased by 13.2% to R232.80. Portfolio changes included the disposal of the Sunnyside Park Hotel and the termination of leases for the Oudtshoorn and Wilderness Garden Courts. The Cape Sun Inter-Continental was rebranded a Holiday Inn and the 157 room Dar-es-Salaam Holiday Inn opened to strong trading.

Tsogo Sun operations at the Montecasino complex reported encouraging trading results especially in view of the highly competitive Gauteng gambling market. The Hemingways Casino and Hotel in East London was opened but trading to date has been somewhat disappointing. The Nelspruit and Witbank casinos traded in line with expectations and work has commenced on delivering the final aspects of the bid commitments for these two licenses.

In December 2001 the Gauteng Gambling Board awarded the previously disputed sixth license in the West Rand, to which award Tsogo Sun has launched a legal challenge. In Durban, Kwa-Zulu Natal, Tsogo Sun has resolved the legal challenge to its license award and as a consequence will have a reduced shareholding in the project but will retain management control. Building work for the first phase of this R1.4 billion development is in progress and trading should commence in December 2002.

Overall, trading profit in SA rand terms improved by 53.1% (12.0% in US dollars) as a result of the improved operating margins from 12.1% in 2001 to 17.4% in 2002. The outlook for the forthcoming year is positive. Strategic options for this investment continue to be investigated.

Financial review

Segmental analysis

As included in the interim results, segmental disclosures have been expanded to report SAB International in three distinct segments, including the recently acquired Central American interests.

Accounting for volumes

Reported volumes exclude equity accounted associates where the group exercises significant influence but primary responsibility for day to day management rests with others (such as Distell and Castel). In these cases the financial results of operations are equity accounted in terms of UK GAAP.

Profit before tax

Profit before tax, excluding exceptional items and goodwill amortisation, of US$668 million was up 0.4% on prior year, reflecting the impact of increased interest charges as the group borrowed to fund expansion and investment in the current year.

Exceptional items

SABI Europe recorded net exceptional items of US$8 million comprising brewery closure costs in Romania at Pitesti US$9 million and an impairment of Ursus US$10 million offset by a release of a prior period impairment provision in the Czech Republic (US$11 million).

Treasury

New borrowings included the US$328 million private bond placing and the US$600 million convertible bond. The combination of these new borrowings and the issuance of 64.7 million new shares in December 2001 have been utilised in the funding of acquisitions. Following these activities, the group's gearing increased at the year end to 40.8% from last year's 36.5%. Nevertheless, the group has substantial unutilised borrowing facilities.

Interest

Net interest rose sharply as the group borrowed to fund new acquisitions and, at US$98 million, was up on the prior year's US$54 million. Interest cover is still satisfactory at more than 7.0 times.

Taxation

The year under review saw an increase in the group's effective tax rate, to 31.2%, from last year's restated 29.3%.

Goodwill

Intangible assets increased by US$937 million, due primarily to the inclusion of goodwill of US$930 million arising on the Central American acquisition in December 2001. Goodwill in ABI is considered to have an indefinite life (consistent with prior years), all other goodwill being amortised over 20 years. The attributable charge for the year under review rose to US$46 million from last year's US$20 million.

Cash flow

Net cash inflow from operating activities before working capital movement (EBITDA) rose to US$904 million, from last year's US$854 million. The ratio of EBITDA to group turnover showed further improvement to 24.3%.

Currency

During the financial year, the US dollar again demonstrated strength in international currency markets ending the financial year at R11.40 to the US dollar in South Africa. As a result the weighted average rand/dollar rate declined by 24.4% to R9.71 (compared with R7.34 last year). Dollar strength also negatively impacted certain of the operating currencies of our African businesses.

Dividend

The board has proposed an unchanged final dividend of US18.5 cents making a total of US25.0 cents per share for the year. Shareholders will be asked to ratify this proposal at the annual general meeting, scheduled for 31 July 2002. In the event that ratification takes place, the dividend will be payable on 6 August 2002 to shareholders on either register on 5 July 2002. The ex-dividend trading date, as stipulated by the LSE and JSE respectively will be 3 July 2002 on the London Stock Exchange and on 1 July 2002 on the Johannesburg Stock Exchange. As the group reports primarily in US dollars, dividends are declared in US dollars. They are payable in sterling to shareholders on the UK section of the register and in South African rand to shareholders on the RSA section of the register. The rates of exchange applicable on 24 May 2002, being the last practical date before the declaration date, will be used for conversion ($/£ = 1.4575 and R/$ = 10.0500), resulting in an equivalent final

dividend of UK 12.6930 pence per share for UK shareholders and SA 185.9250 cents per share for RSA shareholders. The equivalent total dividend for the year for UK shareholders is UK 17.2931 pence (2001: UK 17.6309 pence) and for RSA shareholders is SA 250.6000 cents (2001: SA 197.3663 cents).

Annual report and accounts

The group's unaudited summarised financial statements and certain significant explanatory notes follow. The annual report will be mailed to shareholders early in July 2002 and the annual general meeting of the company will be held at 11h00 on 31 July 2002.

Enquiries:

London

South African Breweries plc		Tel: +44 20 7659 0100
Nick Chaloner	Director of Communications	Tel: +44 20 7659 0119 Mob: +44 7880 502 755
Anna Miller Salzman	Head of Investor Relations	Tel: +44 20 7659 0106
Ciaran Baker	Head of Corporate Communications	Tel: +44 20 7659 0120 Mob: +44 7979 954 493

This announcement, a copy of the slide presentation and video interviews with management are available on the SAB plc website at www.sabplc.com. Video interviews can also be found at www.cantos.com.

Pictures for the media are available from www.newscast.co.uk

Copies of the press release and the detailed Preliminary Announcement are available from the Company Secretary at the Registered Office, or from 2 Jan Smuts Avenue, Johannesburg, South Africa.

Registered office: Dukes Court, Duke Street, Woking, Surrey, GU21 5BH

Telephone: +44 1483 26 4000
Telefax: +44 1483 26 4117

	Notes	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Turnover (including share of associates' turnover)	2	**4,364**	4,184	**42,373**	30,689
Less: share of associates' turnover		**(647)**	(560)	**(6,276)**	(4,105)
Group turnover	2	**3,717**	3,624	**36,097**	26,584
Net operating costs	3	**(3,098)**	(2,987)	**(30,090)**	(21,913)
Group operating profit		**619**	637	**6,007**	4,671
Share of operating profit of associates	2	**85**	63	**828**	461
Profit on ordinary activities before interest and taxation		**704**	700	**6,835**	5,132
Net interest payable		**(98)**	(54)	**(956)**	(395)
Group		**(83)**	(43)	**(810)**	(313)
Associates		**(15)**	(11)	**(146)**	(82)
Profit on ordinary activities before taxation		**606**	646	**5,879**	4,737
Taxation on profit on ordinary activities	5	**(208)**	(195)	**(2,021)**	(1,430)
Profit on ordinary activities after taxation		**398**	451	**3,858**	3,307
Equity minority interests		**(105)**	(99)	**(1,020)**	(729)
Profit for the financial year		**293**	352	**2,838**	2,578
Dividends		**(187)**	(174)	**(1,813)**	(1,279)
Retained profit		**106**	178	**1,025**	1,299
Basic earnings per ordinary share (US/SA cents)	6	**40.7**	50.4	**395.0**	369.8
Adjusted basic earnings per ordinary share (US/SA cents)	6	**48.7**	53.3	**472.5**	390.9
Diluted earnings per ordinary share (US/SA cents)	6	**40.3**	50.3	**390.9**	368.7
Adjusted diluted earnings per ordinary share (US/SA cents)	6	**47.7**	53.1	**463.6**	389.7
Dividends per ordinary share (US cents)		**25.0**	25.0		

Consolidated Balance Sheets

	Notes	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Fixed assets					
Intangible assets	7	**1,804**	867	**20,570**	6,938
Tangible assets		**1,858**	1,784	**21,180**	14,268
Investments		**1,096**	1,016	**12,488**	8,126
Investments in associates		**462**	364	**5,263**	2,912
Other fixed asset investments		**634**	652	**7,225**	5,214
		4,758	3,667	**54,238**	29,332
Current assets					
Stock		**238**	205	**2,714**	1,637
Debtors		**405**	309	**4,611**	2,472
Investments	10	**45**	53	**514**	422
Cash at bank and in hand	10	**245**	165	**2,793**	1,324
		933	732	**10,632**	5,855
Creditors – amounts falling due within one year		**(1,160)**	(1,064)	**(13,217)**	(8,514)
Interest bearing	10	**(240)**	(206)	**(2,736)**	(1,651)
Other		**(920)**	(858)	**(10,481)**	(6,863)
Net current liabilities		**(227)**	(332)	**(2,585)**	(2,659)
Total assets less current liabilities		**4,531**	3,335	**51,653**	26,673
Creditors – amounts falling due after one year		**(1,311)**	(854)	**(14,950)**	(6,828)
Interest bearing	10	**(1,295)**	(847)	**(14,761)**	(6,778)
Other		**(16)**	(7)	**(189)**	(50)
Provisions for liabilities and charges	8	**(166)**	(189)	**(1,887)**	(1,512)
Net assets		**3,054**	2,292	**34,816**	18,333
Shareholders' funds		**2,309**	2,006	**26,323**	16,051
Equity minority interests		**745**	286	**8,493**	2,282
Capital employed		**3,054**	2,292	**34,816**	18,333

	Notes	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Net cash inflow from operating activities	9	975	859	9,463	6,298
Dividends received from associates		13	15	122	107
Returns on investments and servicing of finance					
Interest received		35	36	339	267
Interest paid		(112)	(74)	(1,082)	(543)
Interest element of finance lease rental payments		-	(2)	(1)	(12)
Dividends received from other investments		2	3	23	25
Dividends paid to minority interests		(96)	(71)	(935)	(524)
Net cash outflow from returns on investments and servicing of finance		(171)	(108)	(1,656)	(787)
Taxation paid		(179)	(179)	(1,738)	(1,310)
Capital expenditure and financial investments					
Purchase of tangible fixed assets		(266)	(350)	(2,583)	(2,566)
Sale of tangible fixed assets		16	19	157	136
Purchase of investments		(61)	(15)	(589)	(110)
Sale of investments		12	22	113	161
Net cash outflow for capital expenditure and financial investments		(299)	(324)	(2,902)	(2,379)
Acquisitions and disposals					
Purchase of subsidiary undertakings	11	(672)	(4)	(6,524)	(33)
Sale of subsidiary undertakings		1	9	9	66
Net cash disposed with subsidiary undertakings		-	(1)	-	(5)
Net overdraft acquired with subsidiary undertakings		(2)	-	(16)	-
Purchase of shares from minorities	11	(32)	(453)	(317)	(3,323)
Settlement of deferred creditor (PU)		-	(230)	-	(1,680)
Purchase of shares in associates		(57)	(42)	(553)	(312)
Net funding to associates		(6)	(38)	(58)	(278)
Sale of associate		-	59	-	431
Net cash outflow for acquisitions and disposals		(768)	(700)	(7,459)	(5,134)
Dividends paid to ordinary shareholders		(173)	(177)	(1,683)	(1,300)
Management of liquid resources					
Sale of short-term liquid instruments		12	50	119	365
Cash withdrawn from short-term deposits		7	14	69	106
Net cash inflow from management of liquid resources	10	19	64	188	471
Financing					
Issue of shares		401	3	3,901	23
Issue of shares to minorities		1	1	9	5
New loans raised	10	1,189	741	11,544	5,433
Repayment of loans	10	(892)	(254)	(8,664)	(1,860)
Net cash inflow from financing		699	491	6,790	3,601
Increase / (decrease) in cash in the year	10	116	(59)	1,125	(433)

Consolidated Statements of Total Recognised Gains and Losses

For the years ended 31 March

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Profit for the financial year	**293**	352	**2,838**	2,578
Currency translation differences on foreign currency net investments	**(212)**	(226)	**5,271**	1,404
Share of movements in reserves of associates	**-**	1	**(4)**	6
Other movements	**8**	(7)	**79**	(46)
Total recognised gains and losses for the year	**89**	120	**8,184**	3,942

Consolidated Reconciliation of Movements in Shareholders' Funds

For the years ended 31 March

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Profit for the financial year	**293**	352	**2,838**	2,578
Other recognised gains and losses relating to the year (net)	**(204)**	(232)	**5,346**	1,364
Dividends declared by SAB plc *	**(187)**	(174)	**(1,813)**	(1,279)
Issue of shares to SAB shareholders	**401**	3	**3,901**	23
Net increase / (decrease) in shareholders' funds	**303**	(51)	**10,272**	2,686
Shareholders' funds at start of year	**2,006**	2,057	**16,051**	13,365
Shareholders' funds at the start of year as previously reported	**2,006**	2,161	**16,051**	14,042
Prior year adjustment in respect of deferred taxation	**-**	(104)	**-**	(677)
Shareholders' funds at end of year	**2,309**	2,006	**26,323**	16,051

** Dividends received on shares held by Safari Limited netted off.*

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$151 million (R1,718 million) at 31 March 2002 (2001: US$172 million (R1,375 million).

1. Basis of preparation

The consolidated financial statements present the financial record for the years ended 31 March 2002 and 31 March 2001.

Financial information in respect of South African businesses are reported in South African rand as this was the dominant functional currency of The South African Breweries Limited (SAB Limited) group prior to its reconstruction and listing on the London Stock Exchange on 8 March 1999. The subsidiary and associated undertakings that comprise the SAB International businesses operate in the local currency of the country in which they are based. From a functional perspective, the group regards these operations as being US dollar-based as the transactions of these entities are, insofar as is possible, evaluated in US dollars. In management accounting terms these companies report in US dollars.

The directors of the company regard the US dollar as the functional currency of the group, being the most representative currency of its operations. However, as a result of the large number of South African shareholders, the consolidated financial statements continue to be presented in both rand and US dollars. The exchange rates of rand to US dollars used in preparing the consolidated financial statements were as follows:

	Weighted average rate	Closing rate
Year ended 31 March 2001	7.34	8.00
Year ended 31 March 2002	9.71	11.40

The weighted average exchange rates have been calculated based on an average of the exchange rates prevailing at each month end during the relevant year and weighted according to the turnover of the group's businesses.

In accordance with s240 of the Companies Act, 1985, as amended, the above statements do not set out the full group financial statements of SAB plc and its subsidiary undertakings. Group financial statements for 2002 will be delivered to the Registrar of Companies in due course. The board of directors approved this financial information on 30 May 2002. The financial information for the year ended 31 March 2001 does not comprise statutory accounts but has been extracted from the statutory accounts for that year, which have been delivered to the Registrar of Companies, adjusted for a change in the accounting policy for deferred taxation. The auditors' report was unqualified and did not contain a statement made under s237(2) or (3) of the Companies Act, 1985.

Safari Limited

On 27 September 1999, it was announced that SAB would purchase 10% of its own shares via a special purpose vehicle (Safari Limited) established and financed by South African Breweries International (Finance) BV, a wholly-owned overseas subsidiary of SAB. The purchase by Safari Limited was at an initial price of R44.05 per share representing a total cost of R3,408 million (US$560 million). In terms of the agreement, a top up payment of R5.95 per share, representing a total cost of R460 million (US$58 million) was made to the selling shareholders on 3 April 2001. SAB shares acquired by Safari Limited remain in issue and provide additional flexibility in the financing of future acquisitions by the SAB group.

Supplementary information

The accompanying supplementary information, which is unaudited, presents the profit and loss accounts and cash flow statements of the SAB plc group for the second six month period of the years ended 31 March 2002 and 31 March 2001.

Accounting policies

These preliminary financial statements should be read in conjunction with the annual financial statements and the accounting policies laid down therein (which will be distributed in early July 2002). They have been prepared under the historical cost convention in accordance with accounting standards applicable in the United Kingdom (UK GAAP), and, with the exception of deferred taxation, all have been applied consistently throughout the current and preceding year, as set out in the annual report for the year ended 31 March 2001.

In December 2000 the Accounting Standards Board published FRS19 (Deferred tax), which requires a form of 'full' provision for accounting for deferred tax (called the 'incremental liability' approach) that replaces the 'partial' provision method as used by SAB plc. The results reflect the adoption of the 'full' provision approach. The cumulative cost of recognising the unprovided liability relating to previous years has been recognised in the accounts as a prior year adjustment and comparative figures for 2001 have been restated. The effect of this change in accounting policy is as follows:

	Year ended 31 March 2001 Unaudited US$m	Year ended 31 March 2001 Unaudited Rm
Increase in deferred taxation provision and decrease in shareholders' funds at start of the year	(104)	(677)
Effect on profit for the financial year	(7)	(57)
Increase in tax charge	(9)	(64)
Decrease in equity minority interest	2	7
Decrease / (increase) in currency translation differences	19	(6)
Increase in other movements	(2)	(10)
Decrease in shareholders' funds at end of year	(94)	(750)

2. Segmental analysis

	Note	Turnover 2002 Unaudited US$m	Turnover 2001 Restated US$m	Operating profit 2002 Unaudited US$m	Operating profit 2001 Restated US$m	Operating margin 2002 Unaudited %	Operating margin 2001 Restated %
Business segment analysis							
SABI Europe		1,280	1,097	168	130	13.1	11.9
SABI Africa and Asia		946	700	162	130	17.2	18.5
Associates' share		(367)	(206)	(51)	(23)	13.8	11.3
		579	494	111	107	19.3	21.5
SABI Central America		186	-	7	-	3.5	-
Beer South Africa		1,112	1,365	287	343	25.8	25.2
Other Beverage Interests		676	816	95	106	14.0	13.0
Associates' share		(212)	(264)	(19)	(24)	9.0	9.1
		464	552	76	82	16.3	14.8
Hotels and Gaming		164	206	28	25	17.4	12.1
Associates' share		(68)	(90)	(15)	(16)	22.5	17.2
		96	116	13	9	13.7	7.8
Central Administration		-	-	(35)	(34)	-	-
Group – excluding exceptional items		4,364	4,184	712	700	16.3	16.7
Associates' share		(647)	(560)	(85)	(63)	13.2	11.2
		3,717	3,624	627	637	16.9	17.6
Exceptional items	4						
SABI Europe		-	-	(8)	-	-	-
Group – including exceptional items		4,364	4,184	704	700	16.1	16.7
Associates' share		(647)	(560)	(85)	(63)	13.2	11.2
		3,717	3,624	619	637	16.6	17.6
Geographical market analysis							
Europe		1,280	1,097	139	104		
Rest of Africa and Asia		967	710	169	136		
Associates' share		(367)	(206)	(51)	(23)		
		600	504	118	113		
Central America		186	-	7	-		
South Africa		1,931	2,377	397	460		
Associates' share		(280)	(354)	(34)	(40)		
		1,651	2,023	363	420		
Exceptional items	4						
Europe		-	-	(8)	-		
Group – including exceptional items		4,364	4,184	704	700		
Associates' share		(647)	(560)	(85)	(63)		
		3,717	3,624	619	637		

Analyses by business are based on the group's management structure. There is no material difference between the source and the destination of turnover. Turnover between segments is immaterial.

2. **Segmental analysis** (continued)

	Note	Net operating assets 2002 Unaudited US$m	Net operating assets 2001 Restated US$m	EBITA 2002 Unaudited US$m	EBITA 2001 Restated US$m	EBITA margin 2002 Unaudited %	EBITA margin 2001 Restated %
Business segment analysis							
SABI Europe		**1,253**	1,091	**198**	148	**15.5**	13.5
SABI Africa and Asia		**728**	472	**171**	132	**18.1**	18.9
Associates' share		**(306)**	(162)	**(54)**	(23)	**14.6**	11.3
		422	310	**117**	109	**20.3**	22.1
SABI Central America		**1,135**	-	**22**	-	**11.9**	-
Beer South Africa		**263**	415	**287**	343	**25.8**	25.2
Other Beverage Interests		**355**	520	**95**	106	**14.0**	13.0
Associates' share		**(74)**	(103)	**(19)**	(24)	**9.0**	9.1
		281	417	**76**	82	**16.3**	14.8
Hotels and Gaming		**140**	159	**28**	25	**17.4**	12.1
Associates' share		**(82)**	(100)	**(15)**	(16)	**22.5**	17.2
		58	59	**13**	9	**13.7**	7.8
Central Administration		**(193)**	(148)	**(35)**	(34)	**-**	-
Group – excluding exceptional items		**3,681**	2,509	**766**	720	**17.6**	17.2
Associates' share		**(462)**	(365)	**(88)**	(63)	**13.6**	11.2
		3,219	2,144	**678**	657	**18.3**	18.1
Exceptional items	4						
SABI Europe		**-**	-	**(8)**	-	**-**	-
Group – including exceptional items		**3,681**	2,509	**758**	720	**17.4**	17.2
Associates' share		**(462)**	(365)	**(88)**	(63)	**13.6**	11.2
		3,219	2,144	**670**	657	**18.0**	18.1
Geographical market analysis							
Europe		**1,078**	959	**170**	121		
Rest of Africa and Asia		**762**	498	**177**	139		
Associates' share		**(306)**	(162)	**(54)**	(23)		
		456	336	**123**	116		
Central America		**1,135**	-	**22**	-		
South Africa		**706**	1,052	**397**	460		
Associates' share		**(156)**	(203)	**(34)**	(40)		
		550	849	**363**	420		
Exceptional items	4						
Europe		**-**	-	**(8)**	-		
Group – including exceptional items		**3,681**	2,509	**758**	720		
Associates' share		**(462)**	(365)	**(88)**	(63)		
		3,219	2,144	**670**	657		

2. Segmental analysis (continued)

	Note	Turnover 2002 Unaudited Rm	Turnover 2001 Restated Rm	Operating profit 2002 Unaudited Rm	Operating profit 2001 Restated Rm	Operating margin 2002 Unaudited %	Operating margin 2001 Restated %
Business segment analysis							
SABI Europe		**12,432**	8,045	**1,631**	958	**13.1**	11.9
SABI Africa and Asia		**9,180**	5,135	**1,579**	951	**17.2**	18.5
Associates' share		**(3,564)**	(1,508)	**(493)**	(171)	**13.8**	11.3
		5,616	3,627	**1,086**	780	**19.3**	21.5
SABI Central America		**1,809**	-	**64**	-	**3.5**	-
Beer South Africa		**10,797**	10,014	**2,785**	2,520	**25.8**	25.2
Other Beverage Interests		**6,565**	5,986	**920**	774	**14.0**	13.0
Associates' share		**(2,053)**	(1,935)	**(186)**	(176)	**9.0**	9.1
		4,512	4,051	**734**	598	**16.3**	14.8
Hotels and Gaming		**1,590**	1,509	**276**	180	**17.4**	12.1
Associates' share		**(659)**	(662)	**(149)**	(114)	**22.5**	17.2
		931	847	**127**	66	**13.7**	7.8
Central Administration		**-**	-	**(338)**	(251)	**-**	-
Group – excluding exceptional items		**42,373**	30,689	**6,917**	5,132	**16.3**	16.7
Associates' share		**(6,276)**	(4,105)	**(828)**	(461)	**13.2**	11.2
		36,097	26,584	**6,089**	4,671	**16.9**	17.6
Exceptional items	4						
SABI Europe		**-**	-	**(82)**	-	**-**	-
Group – including exceptional items		**42,373**	30,689	**6,835**	5,132	**16.1**	16.7
Associates' share		**(6,276)**	(4,105)	**(828)**	(461)	**13.2**	11.2
		36,097	26,584	**6,007**	4,671	**16.6**	17.6
Geographical market analysis							
Europe		**12,432**	8,045	**1,356**	759		
Rest of Africa and Asia		**9,385**	5,207	**1,637**	1,003		
Associates' share		**(3,564)**	(1,508)	**(493)**	(171)		
		5,821	3,699	**1,144**	832		
Central America		**1,809**	-	**64**	-		
South Africa		**18,747**	17,437	**3,860**	3,370		
Associates' share		**(2,712)**	(2,597)	**(335)**	(290)		
		16,035	14,840	**3,525**	3,080		
Exceptional items	4						
Europe		**-**	-	**(82)**	-		
Group – including exceptional items		**42,373**	30,689	**6,835**	5,132		
Associates' share		**(6,276)**	(4,105)	**(828)**	(461)		
		36,097	26,584	**6,007**	4,671		

Analyses by business are based on the group's management structure. There is no material difference between the source and the destination of turnover. Turnover between segments is immaterial.

2. **Segmental analysis** (continued)

	Note	Net operating assets 2002 Unaudited Rm	Net operating assets 2001 Restated Rm	EBITA 2002 Unaudited Rm	EBITA 2001 Restated Rm	EBITA margin 2002 Unaudited %	EBITA margin 2001 Restated %
Business segment analysis							
SABI Europe		**14,281**	8,726	**1,926**	1,083	**15.5**	13.5
SABI Africa and Asia		**8,297**	3,771	**1,658**	970	**18.1**	18.9
Associates' share		**(3,492)**	(1,302)	**(519)**	(171)	**14.6**	11.3
		4,805	2,469	**1,139**	799	**20.3**	22.1
SABI Central America		**12,942**	-	**215**	-	**11.9**	-
Beer South Africa		**2,998**	3,327	**2,785**	2,520	**25.8**	25.2
Other Beverage Interests		**4,043**	4,155	**920**	774	**14.0**	13.0
Associates' share		**(848)**	(821)	**(186)**	(176)	**9.0**	9.1
		3,195	3,334	**734**	598	**16.3**	14.8
Hotels and Gaming		**1,602**	1,275	**276**	180	**17.4**	12.1
Associates' share		**(931)**	(799)	**(149)**	(114)	**22.5**	17.2
		671	476	**127**	66	**13.7**	7.8
Central Administration		**(2,204)**	(1,182)	**(338)**	(251)	**-**	-
Group – excluding exceptional items		**41,959**	20,072	**7,442**	5,276	**17.6**	17.2
Associates' share		**(5,271)**	(2,922)	**(854)**	(461)	**13.6**	11.2
		36,688	17,150	**6,588**	4,815	**18.3**	18.1
Exceptional items	4						
SABI Europe		**-**	-	**(82)**	-	**-**	-
Group – including exceptional items		**41,959**	20,072	**7,360**	5,276	**17.4**	17.2
Associates' share		**(5,271)**	(2,922)	**(854)**	(461)	**13.6**	11.2
		36,688	17,150	**6,506**	4,815	**18.0**	18.1
Geographical market analysis							
Europe		**12,284**	7,669	**1,651**	885		
Rest of Africa and Asia		**8,681**	3,985	**1,716**	1,021		
Associates' share		**(3,492)**	(1,302)	**(519)**	(171)		
		5,189	2,683	**1,197**	850		
Central America		**12,942**	-	**215**	-		
South Africa		**8,052**	8,418	**3,860**	3,370		
Associates' share		**(1,779)**	(1,620)	**(335)**	(290)		
		6,273	6,798	**3,525**	3,080		
Exceptional items	4						
Europe		**-**	-	**(82)**	-		
Group – including exceptional items		**41,959**	20,072	**7,360**	5,276		
Associates' share		**(5,271)**	(2,922)	**(854)**	(461)		
		36,688	17,150	**6,506**	4,815		

3. Net operating costs

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Raw materials and consumable stores	**1,096**	983	**10,642**	7,208
Changes in stock of finished goods and work in progress	**(6)**	(9)	**(57)**	(68)
Excise duties	**686**	684	**6,664**	5,021
Employee costs	**439**	426	**4,263**	3,128
Depreciation of tangible fixed assets				
owned assets	**170**	160	**1,655**	1,171
leased assets	**6**	7	**54**	52
containers	**34**	34	**330**	249
Container breakages and shrinkage	**10**	11	**100**	78
Amortisation of intangible assets	**51**	20	**499**	147
Other operating income	**(78)**	(57)	**(760)**	(414)
Other operating charges	**682**	727	**6,618**	5,338
Brewery closure costs	**9**	-	**88**	-
Impairment costs	**10**	-	**102**	-
Reversal of impairment provision	**(11)**	-	**(108)**	-
Impairment of Monyaka	**-**	6	**-**	41
Profit on disposal of Sun International	**-**	(5)	**-**	(38)
	3,098	2,987	**30,090**	21,913

4. Exceptional items

The following exceptional items were incurred by the group during the years ended 31 March:

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Recognised in operating profit:				
SABI Europe				
Brewery closure costs in Pitesti (Romania)	**(9)**	-	**(88)**	-
Asset impairment provision in Ursus (Romania)	**(10)**	-	**(102)**	-
Reversal of asset impairment provision in Velke Popovice (Czech)	**11**	-	**108**	-
	(8)	-	**(82)**	-
Minority interests' share of the above items	**1**	-	**6**	-

Following SAB's recent acquisition of Bere Timisoreana, an operating review resulted in management announcing, in March 2002, the rationalisation of the Pitesti brewery and a fair value adjustment/impairment of the Ursus brewery, ahead of merging the two legal entities. Closure costs and asset impairment total US$19 million (R190 million).

The PU group (Czech) has reversed an impairment provision of US$11 million (R108 million) in respect of Velke Popovice, made at the date of acquisition. The reversal has been occasioned by more resilient than expected volumes, and therefore improved capacity utilisation, at the brewery following national integration of the three subsidiaries in the country.

5. Taxation on profit on ordinary activities

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Current taxation	**173**	167	**1,679**	1,229
- Charge for the year	**174**	159	**1,690**	1,169
- (Over) / under provision in respect of prior year	**(1)**	8	**(11)**	60
Deferred taxation	**4**	5	**36**	33
- Charge for the year	**3**	5	**26**	33
- Charge for the prior year	**1**	-	**13**	-
- Rate change	**-**	-	**(3)**	-
Withholding taxes and secondary taxation on companies	**10**	10	**105**	75
Share of associates' taxation charge	**21**	13	**201**	93
	208	195	**2,021**	1,430
Effective tax rate, before goodwill amortisation and exceptional items (%)	**31.2**	29.3		
Tax rate reconciliation				
Profit before taxation	**606**	646	**5,879**	4,737
Tax charge at standard rate of 30% [1]	**182**	194	**1,764**	1,421
Exempt income	**(18)**	(20)	**(176)**	(148)
Other incentive allowances	**(8)**	(16)	**(79)**	(123)
Tax losses utilised	**(5)**	(9)	**(56)**	(66)
Goodwill amortisation	**14**	5	**139**	39
Disallowable expenses	**20**	29	**195**	213
Tax losses created	**16**	7	**156**	52
Withholding taxes and secondary taxation on companies	**10**	10	**105**	75
Foreign tax rate differential	**(10)**	(17)	**(98)**	(128)
Charges relating to prior years	**-**	8	**2**	60
Tax on gross dividends received	**6**	177	**63**	1,301
Double tax relief	**(6)**	(172)	**(63)**	(1,260)
Other reconciling items	**7**	(1)	**69**	(6)
Tax charge	**208**	195	**2,021**	1,430

[1] *The corporate tax rate in the United Kingdom, SAB plc's country of primary listing is 30% (2001:30%).*

6. Earnings per share

	2002 Unaudited US cents	2001 Restated US cents	2002 Unaudited SA cents	2001 Restated SA cents
Basic earnings per ordinary share	**40.7**	50.4	**395.0**	369.8
Adjusted basic earnings per ordinary share	**48.7**	53.3	**472.5**	390.9
Diluted earnings per ordinary share	**40.3**	50.3	**390.9**	368.7
Adjusted diluted earnings per ordinary share	**47.7**	53.1	**463.6**	389.7

The calculation of basic earnings per ordinary share has been based on the profit for the financial year as shown below, and on a weighted average number of shares in issue of 718,504,170 (2001: 697,115,210).

At 31 March 2002 there were 10,085,000 share purchase options outstanding under the SAB Limited Executive Share Purchase Scheme, 3,646,278 share purchase options outstanding under SAB plc Executive Share Purchase Scheme and 687,384 shares which have been awarded conditionally under the SAB Executive Performance Share Awards Scheme which have not yet vested. The calculation of diluted earnings per share is based on: a weighted average number of shares in issue of 766,644,698, after adjusting for 48,140,528 weighted potentially dilutive ordinary shares arising from the share options and the guaranteed convertible bond; and the profit for the financial year as shown below, adjusted for an interest saving of US$16 million, on the 4.25% guaranteed convertible bond. The average share price of SAB plc since the beginning of the financial year, used in determining the number of

6. Earnings per share (continued)

The group has also presented an adjusted earnings per share figure to exclude the impact of amortisation and other non-recurring items in order to present a more meaningful comparison for the years shown in the consolidated financial statements. Adjusted earnings per share has been based on adjusted headline earnings for each financial year and on the same number of weighted average ordinary shares in issue as the basic earnings per share calculation. Headline earnings per share has been calculated in accordance with the Institute of Investment Management and Research ('IIMR')'s Statement of Investment Practice No. 1 entitled 'The Definition of Headline Earnings'. The adjustments made to arrive at headline earnings and adjusted earnings are as follows:

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Profit for the financial year	**293**	352	**2,838**	2,578
Amortisation of goodwill	**46**	20	**450**	144
Impairment of Monyaka	**-**	6	**-**	41
Profit on sale of Sun International	**-**	(5)	**-**	(38)
Brewery closure costs in Pitesti (Romania)	**8**	-	**83**	-
Asset impairment provision in Ursus (Romania)	**10**	-	**97**	-
Reversal of asset impairment provision in Velke Popovice (Czech)	**(9)**	-	**(92)**	-
Impairment costs in Africa	**1**	-	**12**	-
Profit on sale of fixed assets and investments	**(3)**	(4)	**(36)**	(22)
Headline earnings (basic)	**346**	369	**3,352**	2,703
Reorganisation costs (1)	**4**	3	**43**	23
Adjusted earnings	**350**	372	**3,395**	2,726

Note : All adjustments are stated after impacts of taxation and minority interests.
(1) Comprises reorganisation costs of Distell Group Limited and SABI Central America in the current year.

7. Intangible assets

	Trademarks US$m	Goodwill US$m	Total US$m	Trademarks Rm	Goodwill Rm	Total Rm
Net book amount						
At 31 March 2001 (audited)	2	865	867	16	6,922	6,938
At 31 March 2002 (unaudited)	**1**	**1,803**	**1,804**	**8**	**20,562**	**20,570**

The goodwill balance of US$1,803 million (R20,562 million) at the end of the year includes US$1,026 million (R9,964 million) due to acquisition activities. Operations acquired in Central America resulted in US$930 million (R9,031 million) new goodwill and other acquisitions within the Africa and Asia and Europe segments added US$96 million (R933 million) to that.

Goodwill arising from the acquisitions in SAB International is being amortised over 20 years. The directors believe that the purchased goodwill in respect of the further acquisition of equity in ABI has an indefinite life. This is consistent with the treatment of goodwill that arose on the acquisition of Suncrush, which was acquired on 8 June 1998. The directors consider the goodwill to be supported by the existence of bottlers' agreements with Coca-Cola (Southern Africa) (Proprietary) Limited (CCSA). ABI has similar bottlers' agreements in respect of other regions within South Africa. These bottlers' agreements, which are based on the Coca-Cola system, establish performance obligations as to production, distribution and marketing arrangements to maximise long-term growth in volume, cash flow and shareholder value of the bottler company. The Coca-Cola system came into being during 1899 and has had a consistent history of growth and success since that date.

The Suncrush agreements with CCSA were established in 1955 and have been in place since then. The current agreements are for a period of ten years, with an extension of five years, expiring on 30 September 2007 and contain provisions for renewal at no cost. ABI has had similar agreements since 1976 and they have always been renewed prior to expiry. In the view of the directors, the bottlers' agreements reflect a long and ongoing relationship between the respective managements of ABI and CCSA.

The directors have given due consideration to financial forecasts in respect of the ABI business, the history of dealings of ABI with CCSA and the established international practice of The Coca-Cola Company in relation to its bottlers' agreements. In light of the above factors, the directors believe that the Suncrush agreements will continue to be renewed at the end of their legal expiry dates and the commercial value of the Coca-Cola product will be maintained. Accordingly, the directors are of the view that the goodwill, as underpinned by the bottlers' agreements, currently has an indefinite economic life. The directors have performed a review for impairment at 31 March 2002 and are of the opinion that no provision is required.

The amount of cumulative goodwill in respect of purchased subsidiary and associated undertakings which has been set off against shareholders' funds prior to 31 March 1998 was US$151 million (R1,718 million) at 31 March 2002 (2001: US$172 million (R1,375 million)).

8. Provisions for liabilities and charges

	Demerged entities US$m	Post-retirement benefits US$m	Other US$m	Deferred taxation US$m	Total US$m
At 31 March 2000 (audited)	44	29	40	25	138
Prior year adjustment for FRS19	-	-	-	110	110
Exchange adjustments	(8)	(3)	(3)	(23)	(37)
Charged to profit and loss account	-	4	3	5	12
Utilised in the year	(11)	(3)	(15)	-	(29)
Transfer to creditors	-	(5)	-	-	(5)
At 31 March 2001 (unaudited)	25	22	25	117	189
Exchange adjustments	(6)	(6)	(2)	(31)	(45)
Arising on the acquisition of subsidiary undertakings	-	-	9	11	20
Charged to profit and loss account	-	8	1	5	14
Utilised in the year	(5)	(3)	(5)	-	(13)
Transfer (to) / from creditors	-	(1)	2	-	1
At 31 March 2002 (unaudited)	**14**	**20**	**30**	**102**	**166**

	Demerged entities Rm	Post-retirement benefits Rm	Other Rm	Deferred taxation Rm	Total Rm
At 31 March 2000 (audited)	285	192	262	164	903
Prior year adjustment for FRS19	-	-	-	715	715
Exchange adjustments	-	15	25	20	60
Charged to profit and loss account	-	24	25	33	82
Utilised in the year	(82)	(19)	(112)	-	(213)
Transfer to creditors	-	(35)	-	-	(35)
At 31 March 2001 (unaudited)	203	177	200	932	1,512
Exchange adjustments	-	13	76	75	164
Arising on the acquisition of subsidiary undertakings	-	(3)	83	111	191
Charged to profit and loss account	-	72	10	48	130
Utilised in the year	(48)	(26)	(45)	-	(119)
Transfer (to) / from creditors	-	(11)	20	-	9
At 31 March 2002 (unaudited)	**155**	**222**	**344**	**1,166**	**1,887**

Demerged entities

During the year ended 31 March 1998, the group recognised a provision of US$117 million (R562 million) for the disposal of certain demerged entities in relation to equity injections which were not regarded as recoverable, as well as potential liabilities arising on warranties and the sale agreements. During the year ended 31 March 2002, US$5 million (R48 million) was further utilised in regard to the disposal of SAB Limited's remaining retail interests. The residual US$14 million (R155 million) relates mainly to the disposal of OK Bazaars (1929) Limited to Shoprite Holdings Limited ('Shoprite'). As disclosed in last year's annual report, a number of claims were made by Shoprite in relation to the valuation of the net assets of OK Bazaars at the time of the sale and for alleged breaches by SAB Limited of warranties contained in the sale agreements. These claims are being contested by SAB Limited and have been submitted for dispute resolution to independent accountants acting as experts and not as arbitrators. In March 2000 an opinion was received from the experts but subsequent to that year end Shoprite have instituted action against the independent experts and SAB indicating an intention to refute the expert opinion. While full provision for all claims has already been made on the basis of prudence, the actual outcome of the dispute cannot be estimated by the directors at this time. The further information ordinarily required by financial reporting standard 12 – 'Provisions, Contingent Liabilities and Contingent Assets' – has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the dispute.

Post-retirement benefits

The provision for post-retirement benefits represents the provision for medical benefits for retired employees and their dependants in South Africa and pension provisions for retired employees in SABI Europe and SABI Africa and Asia. The principal assumptions on which these provisions are based will be disclosed in the group's annual report.

8. **Provisions for liabilities and charges** (continued)

Other provisions

At 31 March 2002 the group retained US$30 million (R344 million) of other provisions. The principal individual components of this amount are as follows:

The group has recognised various provisions, totalling US$7 million (R82 million) at 31 March 2002, in relation to taxation exposures it believes may arise. The provisions principally relate to corporate taxation in respect of a number of group companies and are not individually significant. Any settlement in respect of these amounts will occur as and when the assessments are finalised with the respective tax authorities.

US$7 million (R83 million) of provisions in respect of outstanding litigation within various operations have been retained, none of which are expected to have adverse material consequences to the group.

Payroll related provisions of US$10 million (R118 million), include provisions amounting to US$4 million (R50 million) within SABI Central America and US$3 million (R35 million) within SABI Europe to comply with labour legislation relating to employee service terminations and rewards.

Deferred taxation

In December 2000 the Accounting Standards Board published FRS19 (Deferred tax), which requires a form of 'full' provision for accounting for deferred tax (called 'incremental liability' approach) that replaces the 'partial' provision method as previously used by SAB plc. The results reflect the adoption of the 'full' provision approach. The cumulative cost of recognising the unprovided liability relating to previous years has been recognised as a prior year adjustment and comparative figures for 2000 have been restated. Refer to the basis of preparation for further details of the change in accounting policy.

	2002	*2001*	**2002**	*2001*
	US$m	US$m	**Rm**	Rm
Provision for deferred tax comprises:				
Fixed asset allowances	**133**	127	**1,512**	1,016
Prepayments	**(11)**	(3)	**(121)**	(23)
Excise duty in stock	**(4)**	4	**(50)**	29
Unrealised foreign exchange profits	**(9)**	-	**(96)**	-
Provisions	**(2)**	(12)	**(23)**	(94)
Other timing differences	**(5)**	1	**(56)**	4
	102	117	**1,166**	932
At beginning of year as previously reported	**117**	25	**932**	164
Prior year adjustment for FRS19	**-**	110	**-**	715
Arising on the acquisition of subsidiary undertakings	**11**	-	**111**	-
Exchange adjustments	**(31)**	(23)	**75**	20
Charged to profit and loss account	**5**	5	**48**	33
At end of year	**102**	117	**1,166**	932
Included within debtors is a deferred tax asset comprising:				
Provisions	**3**	-	**34**	-
Tax losses carried forward	**2**	-	**22**	-
	5	-	**56**	-
At beginning of year	**-**	-	**-**	-
Arising on the acquisition of subsidiary undertakings	**4**	-	**42**	-
Credited to profit and loss account	**1**	-	**14**	-
At end of year	**5**	-	**56**	-

This deferred tax asset is brought about by tax losses in the Czech operations and timing differences on provisions in Central America. Given both recent and forecast trading, the directors are of the opinion that the level of profits in the foreseeable future is more likely than not to be sufficient to record these assets.

9. Reconciliation of operating profit to net cash inflow from operating activities

	2002 Unaudited US$m	2001 Restated US$m	2002 Unaudited Rm	2001 Restated Rm
Operating profit	**619**	637	**6,007**	4,671
Depreciation				
tangible fixed assets	**176**	167	**1,709**	1,223
containers	**34**	34	**330**	249
Container breakages and shrinkage	**10**	11	**100**	78
Amortisation of intangible assets	**51**	20	**499**	147
Dividends received from other investments	**(2)**	(3)	**(23)**	(25)
Profit on sale of fixed assets	**(3)**	(6)	**(28)**	(47)
Brewery closure costs in Pitesti (Romania)	**8**	-	**79**	-
Asset impairment provision in Ursus (Romania)	**10**	-	**102**	-
Reversal of asset impairment provision in Velke Popovice (Czech)	**(11)**	-	**(108)**	-
Non-cash impairment of Monyaka	**-**	5	**-**	35
Profit on disposal of Sun International	**-**	(5)	**-**	(38)
Deferred income	**1**	(12)	**5**	(83)
Other non-cash movements	**11**	6	**106**	51
Net cash inflow from operating activities before working capital movements (EBITDA)	**904**	854	**8,778**	6,261
Increase in stock	**(7)**	(15)	**(72)**	(107)
Increase in debtors	**(37)**	(42)	**(359)**	(312)
Increase in creditors	**115**	62	**1,116**	456
Net cash inflow from operating activities	**975**	859	**9,463**	6,298

10. Analysis of net debt

	Cash at bank and in hand US$m	Overdraft US$m	Total US$m	Funding due within one year US$m	Funding due after one year US$m	Finance leases due within one year US$m	Finance leases due after one year US$m	Total US$m	Liquid resources US$m	Net debt US$m
At 31 March 2000										
(audited)	197	(49)	148	(252)	(260)	(7)	(34)	(553)	119	(286)
Cash flow	(11)	(48)	(59)	144	(595)	4	(40)	(487)	(64)	(610)
Disposals	-	-	-	-	-	-	2	2	-	2
Exchange adjustments	(21)	11	(10)	26	32	3	10	71	(2)	59
Change in maturity of net debt	-	-	-	(38)	38	-	-	-	-	-
Loan reclassification	-	-	-	21	8	(21)	(8)	-	-	-
At 31 March 2001										
(audited)	165	(86)	79	(99)	(777)	(21)	(70)	(967)	53	(835)
Cash flow	105	11	116	133	(454)	17	7	(297)	(19)	(200)
Acquisitions (excluding cash and overdrafts)	-	-	-	(59)	(213)	-	-	(272)	11	(261)
Exchange adjustments	(25)	13	(12)	14	29	5	18	66	-	54
Change in maturity of net debt	-	-	-	(153)	153	(15)	15	-	-	-
Amortisation of loan costs	-	-	-	-	(3)	-	-	(3)	-	(3)
At 31 March 2002										
(unaudited)	**245**	**(62)**	**183**	**(164)**	**(1,265)**	**(14)**	**(30)**	**(1,473)**	**45**	**(1,245)**

	Cash at bank and in hand Rm	Overdraft Rm	Total Rm	Funding due within one year Rm	Funding due after one year Rm	Finance leases due within one year Rm	Finance leases due after one year Rm	Total Rm	Liquid resources Rm	Net debt Rm
At 31 March 2000										
(audited)	1,283	(320)	963	(1,648)	(1,700)	(42)	(223)	(3,613)	780	(1,870)
Cash flow	(79)	(354)	(433)	1,054	(4,365)	32	(294)	(3,573)	(471)	(4,477)
Disposals	-	2	2	-	-	-	13	13	-	15
Exchange adjustments	120	(13)	107	(76)	(491)	(4)	-	(571)	113	(351)
Change in maturity of net debt	-	-	-	(279)	279	(3)	3	-	-	-
Loan reclassification	-	-	-	151	58	(151)	(58)	-	-	-
At 31 March 2001										
(audited)	1,324	(685)	639	(798)	(6,219)	(168)	(559)	(7,744)	422	(6,683)
Cash flow	1,019	106	1,125	1,290	(4,410)	172	68	(2,880)	(188)	(1,943)
Acquisitions (excluding cash and overdrafts)	-	-	-	(574)	(2,063)	(4)	-	(2,641)	115	(2,526)
Exchange adjustments	450	(130)	320	(306)	(3,183)	(6)	(3)	(3,498)	165	(3,013)
Change in maturity of net debt	-	-	-	(1,484)	1,484	(149)	149	-	-	-
Amortisation of loan costs	-	-	-	-	(25)	-	-	(25)	-	(25)
At 31 March 2002										
(unaudited)	**2,793**	**(709)**	**2,084**	**(1,872)**	**(14,416)**	**(155)**	**(345)**	**(16,788)**	**514**	**(14,190)**

Note: Liquid resources comprise short-term deposits with banks, which mature within 12 months of the date of inception, and amounts invested in short-dated liquid instruments.

10 Analysis of net debt (continued)

The group's net debt is denominated in the following currencies:

	Denomination				Denomination			
	US dollars US$m	Rand U$m	Other currencies US$m	Total US$m	US dollars Rm	Rand Rm	Other currencies Rm	Total Rm
Gross borrowings (including overdrafts)	(562)	(330)	(161)	(1,053)	(4,496)	(2,637)	(1,296)	(8,429)
Cash at bank and liquid resources	88	31	99	218	707	247	792	1,746
Net debt at 31 March 2001 (audited)	(474)	(299)	(62)	(835)	(3,789)	(2,390)	(504)	(6,683)
Gross borrowings (including overdrafts)	(1,094)	(156)	(285)	(1,535)	(12,465)	(1,781)	(3,251)	(17,497)
Cash at bank and liquid resources	124	79	87	290	1,405	908	994	3,307
Net debt at 31 March 2002 (unaudited)	**(970)**	**(77)**	**(198)**	**(1,245)**	**(11,060)**	**(873)**	**(2,257)**	**(14,190)**

11. Acquisitions and disposals

All of the assets and liabilities relating to acquisitions have been accounted for on an acquisition basis.

For the year ended 31 March 2002:

The following table represents the assets and liabilities acquired for the year ended 31 March 2002, excluding the assets and liabilities relating to the acquisition of the Central America business which are separately disclosed below:

	Book value US$m	Fair value adjustments US$m	Fair value US$m	Book value Rm	Fair value adjustments Rm	Fair value Rm
Tangible fixed assets	87	7	94	849	65	914
Other investments	(4)	-	(4)	(41)	-	(41)
Stock	15	-	15	153	(4)	149
Debtors	16	(1)	15	153	(9)	144
Cash and cash equivalents	11	-	11	105	-	105
Creditors due within one year	(59)	-	(59)	(576)	2	(574)
Creditors due after one year	(4)	-	(4)	(28)	(2)	(30)
Provisions for liabilities and charges	(4)	(1)	(5)	(37)	(11)	(48)
	58	5	63	578	41	619
Minority interest	(13)	-	(13)	(130)	-	(130)
Net assets	45	5	50	448	41	489
Goodwill			96			933
Consideration			146			1,422

In accordance with the group's policy, the goodwill of US$96 million (R933 million) arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m	Rm
Cash consideration	145	1,412
Deferred consideration creditor raised	1	10
Consideration per the above fair value table	146	1,422

11. Acquisitions and disposals (continued)

Adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m	Rm
Adjustments to align accounting policies		
Tangible fixed assets [1]	7	65
Stock [2]	-	(4)
Debtors[3]	(1)	(9)
Creditors due within one year [4]	-	2
Creditors due after one year [5]	-	(2)
Provisions for liabilities and charges [6]	(1)	(11)
	5	41

The principal fair value adjustments may be explained as:

(1) land and buildings were revalued on acquisition. Plant and machinery were revalued on acquisition to the lower of depreciated replacement cost or value in use. Leased vehicles were capitalised in accordance with group policy;
(2) stock was revalued at acquisition to original cost;
(3) bad debt provision was increased and taxation balance reallocated to creditors;
(4) undisclosed liabilities were raised and taxation balance reallocated from debtors;
(5) liability relating to leased vehicles raised in accordance with group policy; and
(6) undisclosed provision for potential taxation liabilities raised.

The principal acquisitions made by SAB include the following:

A 20% equity stake in the Castel group (CBB) in exchange for a 38% stake in SABI Africa by way of a share exchange which became effective on 1 April 2001. A shareholders' agreement governs the strategic alliance arrangements between the parties.

On 28 June 2001, SAB India Limited acquired a 76% controlling interest in Mysore Breweries Limited (MBL) in India. At the time of acquisition MBL had a 60% interest in Pals Distillers Limited. This was then increased to a 95% interest.

A further 54.6% interest in Nile Breweries of Uganda bringing SAB's stake to 94.6%. Consequently Nile Breweries is now consolidated as opposed to equity accounted.

In December 2000 the Polish state failed to exercise its put option over its shareholding in Kompania Piwowarska. In July 2001, the state then sold these shares to EAC and SAB, increasing our share by 4%.

SABI Europe acquired a controlling interest of 83.7% in Bere Timisoreana SA of Romania from a vendor consortium on 7 August 2001. This was increased in March 2002 to 95.6%.

An agreement was signed, on 1 November 2001, with The Coca-Cola Export Corporation to purchase a 45% shareholding in Coca-Cola Bottling Luanda (CCBL). This investment along with existing management agreement gave SABI Africa an effective controlling stake in CCBL.

SAB acquired, through its subsidiary SAB India Limited, a 53% controlling interest in Rochees Breweries Limited, a company listed on a number of stock exchanges in India, including the Bombay Stock Exchange on 7 November 2001.

After listing CDM on the Mozambiquan Stock Exchange on 27 December 2001, SAB acquired an additional 13.5% interest, thus increasing its investment to 78.5%.

On 12 February 2002 SABI Africa announced that its Zambian subsidiary, Zambian Breweries plc, listed on the Lusaka Stock Exchange, had acquired the entire issued share capital of the Coca-Cola bottler, Zambia Bottlers Limited, from a vendor consortium including The Coca-Cola Export Corporation.

11. **Acquisitions and disposals** (continued)

Central America

On 28 November 2001, SAB plc together with Central American Beverage Corporation, formed Bevco in which SAB plc has a 58.4% interest. Bevco owns interests in Honduras and El Salvador. The fair values of the assets and liabilities acquired, which are considered to be provisional as a number of matters are still under consideration, were as follows:

	Book value US$m	Fair value adjustments US$m	Provisional fair value US$m	Book value Rm	Fair value adjustments Rm	Provisional fair value Rm
Tangible fixed assets	241	(14)	227	2,335	(134)	2,201
Other investments	-	-	-	4	1	5
Stock	58	(11)	47	561	(103)	458
Debtors	127	(9)	118	1,237	(88)	1,149
Cash and cash equivalents	24	1	25	234	7	241
Creditors due within one year	(136)	(12)	(148)	(1,322)	(117)	(1,439)
Creditors due after one year	(209)	-	(209)	(2,029)	(4)	(2,033)
Provisions for liabilities and charges	(7)	(8)	(15)	(70)	(74)	(144)
	98	(53)	45	950	(512)	438
Minority interest	(4)	-	(4)	(42)	-	(42)
Net assets	94	(53)	41	908	(512)	396
Goodwill			930			9,031
Consideration			971			9,427

In accordance with the group's accounting policy, the goodwill of US$930 million (R9,031 million) arising on consolidation has been stated in the group's balance sheet as an intangible asset.

Total consideration is comprised as follows:

	US$m	Rm
Cash consideration	547	5,313
Trading balances with Dole Inc. set off	24	230
Issue of shares in Bevco to partner	400	3,884
Consideration per the above fair value table	971	9,427

Adjustments to align accounting policies and fair value adjustments comprise the following:

	US$m	Rm
Adjustments to align accounting policies		
Tangible fixed assets (1)	(1)	(13)
Stock (2)	(3)	(26)
Debtors (3)	1	9
Creditors due after one year (4)	-	(4)
Provisions for liabilities and charges (5)	(8)	(78)
Other adjustments		
Tangible fixed assets (1)	(13)	(121)
Other investments	-	1
Stock (2)	(8)	(77)
Debtors (3)	(10)	(97)
Cash and cash equivalents (7)	1	7
Creditors due within one year (8)	(12)	(117)
Provisions for liabilities and charges (5)	-	4
	(53)	(512)

The principal fair value adjustments may be explained as:

(1) surplus, obsolete and missing assets were written down to their net realisable value or value in use. Existing revaluations in respect of tangible fixed assets were reversed. Assets held under finance leases were capitalised in accordance with group policy. Depreciation lives were brought into harmony with group policies;
(2) stock was revalued on acquisition to net realisable value and previously capitalised maintenance costs were written off to comply with UK GAAP;
(3) deferred tax assets recognised. Recognition of appropriate provisions for bad and doubtful debts. Write off of prepayments which should have been expensed. Capitalised renovation costs (deferred costs) written off to comply with UK GAAP;
(4) recognition of obligations in respect of finance lease and reclassification of current portion of long term loans;
(5) recognition of provisions for deferred tax in accordance with FRS19 and constructive labour severance obligations;
(6) reclassification of land not used in business from tangible fixed assets and write off of investments in process of liquidation;
(7) foreign currencies held were restated to November 2001 exchange rates and obligations in respect of dividend payable was grossed up; and
(8) recognition of undisclosed liabilities and accruals and reclassification of long term liabilities.

11. **Acquisitions and disposals** (continued)

Reconciliation of cash consideration to cash paid per the cash flow statement

	US$m	Rm
Cash consideration for Central America	547	5,313
Cash consideration for rest of the group	145	1,412
Settlement of deferred consideration in respect of Polish put option	12	116
	704	6,841
Purchase of subsidiary undertakings per cash flow statement	672	6,524
Purchase of shares from minorities per cash flow statement	32	317
	704	6,841

12. Post-balance sheet events

Africa

On 14 May 2002 the group announced a restructure of its East African interests.

North America

On 30 May 2002 the group announced the acquisition of 100% of Miller Brewing Company in the USA for an implied enterprise value of US$4,993 million, to be satisfied in new shares and existing debt.

Full details can be found in the two announcements.

SUPPLEMENTARY INFORMATION (US$)

Half yearly reporting

Profit and Loss Accounts
Cash Flow Statements

	2002 Unaudited US$m	2001 Unaudited US$m
Turnover *(including share of associates' turnover)*	**2,188**	2,078
Less: share of associates' turnover	**(330)**	(273)
Group turnover	**1,858**	1,805
Net operating costs	**(1,545)**	(1,465)
Group operating profit	**313**	340
Share of operating profit of associates	**43**	26
Profit on ordinary activities before interest and taxation	**356**	366
Net interest payable	**(52)**	(30)
Group	**(45)**	(23)
Associates	**(7)**	(7)
Profit on ordinary activities before taxation	**304**	336
Taxation on profit on ordinary activities	**(117)**	(104)
Profit on ordinary activities after taxation	**187**	232
Equity minority interests	**(55)**	(52)
Profit for the financial period	**132**	180

	2002 Unaudited US$m	2001 Unaudited US$m
Net cash inflow from operating activities	**509**	399
Dividends received from associates	**7**	12
Returns on investments and servicing of finance		
Interest received	**16**	17
Interest paid	**(66)**	(46)
Interest element of finance lease rental payments	**-**	(2)
Dividends received from other investments	**-**	1
Dividends paid to minority interests	**(25)**	(27)
Net cash outflow from returns on investments and servicing of finance	**(75)**	(57)
Taxation paid	**(82)**	(73)
Capital expenditure and financial investments		
Purchase of tangible fixed assets	**(133)**	(155)
Sale of tangible fixed assets	**9**	10
Purchase of investments	**4**	(9)
Sale of investments	**(1)**	18
Net cash outflow for capital expenditure and financial investments	**(121)**	(136)
Acquisitions and disposals		
Purchase of subsidiary undertakings	**(590)**	(4)
Sale of subsidiary undertakings	**-**	1
Net cash acquired with subsidiary undertakings	**13**	-
Purchase of shares from minorities	**(17)**	(404)
Purchase of shares in associates	**(49)**	12
Net funding to associates	**(2)**	(34)
Sale of associate	**-**	(3)
Net cash outflow for acquisitions and disposals	**(645)**	(432)
Dividends paid to ordinary shareholders	**(45)**	(45)
Management of liquid resources		
Sale of short-term liquid instruments	**259**	137
Cash withdrawn from short-term deposits	**4**	-
Net cash inflow from management of liquid resources	**263**	137
Financing		
Issue of shares	**398**	2
Issue of shares to minorities	**-**	1
New loans raised	**78**	333
Repayment of loans	**(229)**	(30)
Net cash inflow from financing	**247**	306
Increase in cash in the period	**58**	111

South African Breweries plc
(Registration No. 3528416)

Company Secretary
A O C Tonkinson

Registered Office
Dukes Court, Dukes Street
Woking
Surrey GU21 5BH
England
Telefax +44-1483-264117
Telephone +44-1483-264000

Head Office
One Stanhope Gate
London W1K 1AF
Telefax +44-20-7659-0111
Telephone +44-20-7659-0100

Internet address
http://www.sabplc.com

Investor Relations
amillersalzman@sabplc.com
Telephone +44-20-7659-0100

Independent Auditors
PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH
England
Telefax +44-20-7804-4770
Telephone +44-20-7583-5000

Registrar (United Kingdom)
Capita IRG plc
Balfour House
390-398 High Road
Ilford, Essex IG1 1NQ
United Kingdom
Telefax +44-20-8478-7717
Telephone +44-20-8639-2000

Registrar (South Africa)
Computershare Investor Services Limited
11 Diagonal Street, Johannesburg
PO Box 1053
Johannesburg 2000
South Africa
Telefax +27-11-370-5487
Telephone +27-11-370-5100

United States ADR Depositary
The Bank of New York
ADR Department
620 Avenue of the Americas, Floor 6
New York, NY 10011
United States of America
Telefax +1-212-462-6215
Telephone +1-212-462-6667

Internet http://www.bankofny.com/adr
Toll free 1-888-269-2377 (USA & Canada)

PROPOSED TRANSACTION BETWEEN SAB AND PHILIP MORRIS REGARDING MILLER

London and Johannesburg, 30 May 2002. South African Breweries plc ("SAB") has announced today that it has entered into an agreement with Philip Morris Companies Inc. ("Philip Morris") under which SAB will acquire 100 per cent. of Miller Brewing Company ("Miller") (the "Transaction"). In consideration, SAB will issue to Philip Morris 430 million shares. The pre-market speculation implied enterprise value of Miller is US$4,993 million, including net debt of US$2,000 million. It is proposed that the combined entity will be called SABMiller plc ("SABMiller").

SABMiller will:

- be a leading player in the US market, the brewing industry's largest profit pool;
- have a balanced geographic spread of earnings from both high growth developing markets and cash generative developed markets;
- enjoy an international portfolio of strong brands; and
- become the world's second largest brewer, with pro forma 2001 lager volumes in excess of 120 million hectolitres.

In addition, benefits arising from the transaction will include:

- strong cash flow generation showing pro forma adjusted EBITDA for the 12 months to 31 March 2002 of US$1,512 million;
- an improved credit profile with a significantly lower cost of capital;
- the ability to continue to participate in the ongoing consolidation of the global beer market; and
- the benefits of having Philip Morris as a supportive long-term shareholder.

The transaction will be earnings enhancing in year one pre-goodwill amortisation and before synergies, and is expected to deliver annual cost synergies of US$50 million by the end of year three.

Commenting on the proposed transaction, Graham Mackay, Chief Executive of SAB, said:

"This transaction, by which Miller will be merged into the SAB businesses, represents a new chapter in our development, taking SABMiller to the number two position globally, and positioning us to be a major participant in the ongoing consolidation of the global beer industry. The transaction will provide access for SAB to a significant position in the US market, which enjoys the brewing industry's largest profit pool. Furthermore, it will enhance SAB's international brand portfolio."

In addition, Louis Camilleri, Chief Executive Officer of Philip Morris, said:

"We are delighted with today's announcement, which is strategically compelling and is in the best interests of our shareholders. SABMiller will immediately become the world's second-largest brewer, with arguably the best geographical footprint among all global brewers. The Enlarged Group will have the ambition, as well as the financial and managerial capability, to become the world's leading brewer."

John D. Bowlin, President and Chief Executive Officer of Miller, said:

"Everyone wins through this dynamic combination, including Miller's employees, customers and distributors. We are combining two great brewers with distinct yet complementary assets and talents with the promise to become greater than the sum of the parts. Miller is a great American brewer that will now become part of a focused, global brewing enterprise with significant growth opportunities around the world."

SABMiller will be well positioned within the global brewing industry. From the outset, SABMiller will be the world's second largest brewer with leading market positions in Europe, North America, Central America, China and Africa. This diverse exposure to both developed, cash generative markets as well as to fast growing developing markets provides exciting growth prospects for the Enlarged Group.

In addition, SABMiller will benefit from the combination of global scale, a strong management team, a diverse and balanced earnings base, a broad portfolio of leading brands and a supportive, long-term shareholder. SABMiller will use these advantages to position itself at the forefront of the consolidating brewing industry.

The consideration will be satisfied by the issue to Philip Morris of 430 million SAB shares. The shares issued to Philip Morris comprise two classes of equity capital; Ordinary Shares and unlisted low voting participating shares ("Participating Shares"). These combined will equate to an economic interest of 36.03 per cent. (excluding the shares owned by Safari Limited). Philip Morris' total voting rights have been capped at 24.99 per cent. of the votes exercisable at a general meeting.

Assuming the same value for both the Ordinary Shares and Participating Shares, the closing middle-market price of 490 pence per Ordinary Share as at 14 March 2002 (the last date prior to market speculation that SAB was in discussions with Philip Morris regarding Miller), a £/US$ exchange rate of 1.4204, and net debt of not more than US$2,000 million at Completion, Miller has an implied enterprise value of US$4,993 million. Based on the closing middle-market price of 576 pence per Ordinary Share as at 29 May 2002 (the date prior to the announcement of the Transaction) and on an £/US$ exchange rate of 1.4623, Miller has an implied enterprise value of US$5,622 million.

Philip Morris will have an important investment in the Enlarged Group, and will be a supportive long-term shareholder in SABMiller. Accordingly, Philip Morris has agreed to be subject to a standstill agreement until December 2004 and a lock-up until June 2005. Following this lock-up period, Philip Morris has agreed to enter into orderly marketing arrangements concerning any disposal of its shareholding.

Graham Mackay and Malcolm Wyman will be Chief Executive and Chief Financial Officer of SABMiller respectively, with John Bowlin, currently President and Chief Executive Officer of Miller, to be responsible for SABMiller's business in the US and Central America. It is intended that the Board of SABMiller will consist of two executive Directors and eleven non-executive Directors. At completion, Philip Morris is entitled to nominate three of the non-executive Directors.

SABMiller will maintain its existing primary listing on the London Stock Exchange, with its continued inclusion in the FTSE 100 Index, and will likewise maintain its listing on the JSE Securities Exchange South Africa, where it is included in the JSE 40.

In order to maintain the future financial flexibility of the Enlarged Group, the Board of SAB is seeking the approval of Shareholders at the Extraordinary General Meeting for the disapplication of pre-emptive rights on an equity raising, depending on market conditions, for cash up to a maximum of 170 million Ordinary Shares, which would represent approximately 14 per cent. of the enlarged equity share capital. Philip Morris has agreed not to participate in this potential equity raising. This resolution will be valid until the conclusion of the 2003 annual general meeting. In the event of any such equity raising, qualifying shareholders, being shareholders on the register at a date yet to be fixed, who duly evidence their holdings will receive a greater allocation of shares, on a basis to be determined, than they would otherwise have received.

The Transaction is conditional, inter alia, upon the approval of Shareholders and certain regulatory clearances. The approval of Shareholders will be sought at an Extraordinary General Meeting, the notice of which will be set out in a circular to Shareholders. The Extraordinary General Meeting is expected to be convened on 1 July 2002.

JPMorgan is acting as financial adviser to SAB and Cazenove and JPMorgan are acting as joint corporate brokers. Dresdner Kleinwort Wasserstein and Lehman Brothers Inc. are acting as joint financial advisers to Philip Morris.

This summary should be read in conjunction with the full text of the following announcement.

There will be a presentation to analysts at 9.30 a.m. today (30 May 2002) in the **Ayres Room, 8th Floor, Deutsche Bank, 85 London Wall, EC2M 7AD** and at 12 noon today for the media at the same location.

Should analysts be unable to attend the analysts' presentation in person, there will be a dial in facility available. The Investor Relations department of SAB will distribute details of this facility.

The analysts' presentation will have a replay facility available from noon today until close of business on 6 June 2002, which may be accessed as follows:

From the UK	Dial in: 020 8288 4459	Access code: 617172
From the US	Dial in: +44 20 8288 4459	Access code: 617172

For further information, please contact:

South African Breweries plc

Nick Chaloner	Director of Communications	Tel: +44 20 7659 0119 Mob: +44 7880 502 755
Anna Miller Salzman	Head of Investor Relations	Tel: +44 20 7659 0106
Ciaran Baker	Head of Corporate Communications	Tel: +44 20 7659 0120 Mob: +44 7979 954 493
Fergus Wylie	Cubitt Consulting Limited	Tel: +44 20 7367 5103

This announcement, a copy of the slide presentation and video interviews with management are available on the SAB website at www.sabplc.com and at www.cantos.com

Pictures for the media are available from www.newscast.co.uk

Financial Adviser and Corporate Broker

JPMorgan
Julian Oakley
Managing Director
Tel: +44 20 7325 6287

Ian Hannam
Chairman, ECDM Europe
Tel: +44 20 7325 1168

Corporate Broker

Cazenove
David Mayhew
Chairman
Tel: +44 20 7588 2828

Roger Lambert
Managing Director
Tel: +44 20 7457 3347

This announcement has been issued by SAB and is the sole responsibility of SAB.

JPMorgan is acting for SAB in connection with the proposed transaction and no one else and will not be responsible to any one other than SAB for providing the protections afforded to clients of JPMorgan nor for providing any advice in relation to the transaction.

Dresdner Kleinwort Wasserstein and Lehman Brothers Inc. are acting for Philip Morris in connection with the proposed transaction and no one else and will not be responsible to any one other than Philip Morris for providing the protections afforded to clients of Dresdner Kleinwort Wasserstein and Lehman Brothers Inc. nor for providing any advice in relation to the transaction.

This announcement is for information only and does not constitute an offer or an invitation to acquire or dispose of any securities or investment advice or an inducement to enter into investment activity. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire SAB securities in any jurisdiction.

The distribution of this announcement may be restricted by law. Persons into whose possession this announcement comes are required by SAB to inform themselves about and to observe any such restrictions.

This announcement includes 'forward-looking statements'. These forward-looking statements are made pursuant to the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding SAB's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to SAB's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of SAB to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding SAB's present and future business strategies and the environment in which SAB will operate in the future. These forward-looking statements speak only as at the date of this announcement. SAB expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the SAB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Introduction and background

South African Breweries plc ("SAB") and Philip Morris Companies Inc. ("Philip Morris") announce today that they have entered into an agreement under which Miller Brewing Company ("Miller") will be merged into SAB (the "Transaction"), creating the world's second largest brewer with a balanced geographic spread of earnings between fast growing developing markets and more developed, cash generative markets. In consideration, SAB will issue to Philip Morris 430 million shares, consisting of approximately 235 million Ordinary Shares and approximately 195 million low voting participating shares ("Participating Shares") (together the "Consideration Shares"). Philip Morris will have an important investment in the Enlarged Group, and will be a supportive long-term shareholder.

Following the Transaction and prior to the possible equity placing (discussed below), Philip Morris' total economic interest in the Enlarged Group will be 36.03 per cent. (excluding the shares owned by Safari Limited) and its total voting interest will be 24.99 per cent. of the votes exercisable at a general meeting. Following Completion, it is proposed that SAB will be renamed SABMiller plc ("SABMiller").

Assuming the same value for both the Ordinary Shares and Participating Shares, the closing middle-market price of 490 pence per Ordinary Share as at 14 March 2002 (the last date prior to the market speculation that SAB was in discussions with Philip Morris regarding Miller), a £/US$ exchange rate of 1.4204, and net debt of not more than US$2,000 million, Miller has an implied enterprise value of US$4,993 million. Based on the closing middle-market price of 576 pence per Ordinary Share as at 29 May 2002 (being the date prior to the announcement of the transaction) and on an £/US$ exchange rate of 1.4623, Hawk has an implied enterprise value of US$5,622 million.

The Transaction is conditional, inter alia, upon the approval of SAB shareholders and certain regulatory clearances. The Extraordinary General Meeting is expected to be on 1 July 2002.

Rationale for the Transaction

The board of SAB (the "Board") believes that the Transaction with Miller is a significant step in the implementation of SAB's strategy to participate actively in the ongoing consolidation of the global brewing industry and enhance its position as a leading global brewer. The Board believes that SABMiller's balanced and diversified exposure to both fast growing developing markets as well as to developed cash generative markets provides attractive growth prospects for the Enlarged Group.

SABMiller will be one of the world's most diverse international brewers with leading market positions in Europe, North America, Central America, China and Africa. The combined business will have the global scale, geographical balance, quality brand portfolio, extensive distribution platform and financial strength to enhance its competitiveness and drive shareholder value.

The US market is the brewing industry's largest and most profitable market and, unlike many other developed markets, it has delivered recent growth in consumption, in particular within the premium light, imports and flavoured malt beverages ("FMB", also known as RTDs in Europe) categories.

Miller is the second largest brewer in the US with an attractive portfolio of brands including Miller Lite, Miller Genuine Draft, Miller High Life, Milwaukee's Best and Foster's. In addition, Miller has an exciting new portfolio of leading premium FMB brands. As an integrated part of the SABMiller group, the Miller management team will be well placed to continue to take advantage of growth opportunities in this market.

SAB believes that the recent strategy introduced by Miller's management team will continue to benefit Miller's ongoing performance. Initiatives include:

- focusing marketing investment behind the core brands;

- consolidation of its distribution network and improving distributor relationships and retail execution;
- increasing production efficiency; and
- the introduction of new products - such as FMBs.

The Board believes that the combination of Miller's strongly cash generative US business with SAB's leading international businesses will provide significant ancillary benefits in terms of cross-selling of core brands such as Pilsner Urquell, Miller Lite and Miller Genuine Draft, margin enhancement through implementation of 'best practice', and ongoing benefits of economies of scale.

The transaction creates:

- **Access for SAB to the US – the brewing industry's most important market**

  The US market is the world's largest and most profitable beer market. The EBITDA generated in the US in 2000 was more than double that of the world's second most profitable market - Japan. This merger of Miller into SAB will provide access for SAB's Shareholders to this profit-pool and ensure additional benefits from future opportunities in the US. Miller's solid number two position is an attractive platform for SAB in this large and important beer market.

- **The world's second largest brewer**

  SABMiller will have significant scale and international reach as the second largest brewer in the world by volume, with pro forma March 2002 lager volumes of more than 120 million hectolitres. In addition, it would have had pro forma volumes of 34 million hectolitres of CSDs and other non-lager related beverages for the same period. This scale will allow it to continue to take advantage of opportunities to accelerate its growth in developing markets, as well as giving it the ability to participate in additional developed markets as appropriate.

- **A well balanced geographical spread of earnings**

  SABMiller will have an attractive balance of fast growing developing markets and more developed cash generative markets.

  Based on 2002 pro forma figures for SABMiller (pre exceptional items), the EBITA generated by the Enlarged Group would have split geographically as follows:

Region	% EBITA
North America	35
South Africa	33
Europe	16
Africa and Asia	14
Central America	2

  This analysis includes only four months of EBITA from SAB's Central America operations and excludes SAB's recent acquisitions in China and India.

- **A strong portfolio of leading brands with cross-selling potential**

  The Enlarged Group will benefit from a complementary portfolio of leading international, regional and local brands, which are well positioned throughout their key market segments.

SABMiller's prominent market positions will provide a strong base for further leveraging of this portfolio. Particular opportunities include the cross-selling of Miller's key brands in several of SAB's businesses as well as making Pilsner Urquell available throughout Miller's extensive US distribution network.

- **An attractive platform for further growth**

  SABMiller's global network will provide an attractive platform for growth, both organically as well as through further synergistic acquisitions or partnerships of preference.

  Occupying a top three position in more than 30 countries (including the Castel interest), SABMiller is attractively positioned as one of the major players in the rapidly consolidating brewing industry. The Enlarged Group's key markets will provide strong and stable cash flows, which can be used to fund additional strategic and earnings enhancing acquisitions as appropriate.

- **Financial strength and stability**

  For the 12 months to 31 March 2002, SABMiller would have generated pro forma revenues and EBITDA of approximately US$9,266 million and US$1,512 million respectively.

  The Directors of SAB believe that the Enlarged Group's exposure to the strongly cash generative US market will substantially improve SABMiller's credit profile in the international debt capital markets, as well as lowering the Group's cost of capital.

  In addition, as the Group reports in US dollars, the significant incremental US dollar earnings of SABMiller will reduce the Group's relative exposure to currency fluctuations.

- **Earnings accretive in year one – excluding synergies**

  The Transaction is expected to be earnings enhancing, before acquisition goodwill and synergies, in the current financial year.

  Furthermore, the Transaction is expected to deliver annual cost synergies of US$50 million by the end of year three resulting mainly from procurement benefits and the application of 'best practice' across the business. In addition, revenue benefits are expected from the previously mentioned cross-selling of brands.

- **Experienced and high quality management team**

  The Transaction will combine SAB's well regarded management expertise, sound operational track record and proven ability to integrate acquisitions with Miller's experienced management team led by John Bowlin, who will bring to the Group an in-depth understanding of the US beer market and its opportunities.

- **Long-term relationship with a supportive shareholder**

  Philip Morris will have an important investment in SABMiller, will be a supportive long-term shareholder and has also stated that it is supportive of the SABMiller strategy. Accordingly, Philip Morris has agreed to a standstill period until 31 December 2004 and a lock-up period (in which it will not be able to sell its shares, other than in specific circumstances) until 30 June 2005. After 30 June 2005, any potential disposal is subject to orderly marketing arrangements. Philip Morris also has the right, subject to its ownership levels, to participate and/or underwrite certain equity capital raisings, excluding the non pre-emptive capital raising for which approval is sought. Philip Morris has the further right, subject to the level of its economic interest in SABMiller, to appoint up to three non-executive representatives to the SABMiller board.

The Board of SAB believes that the support from Philip Morris - the world's largest consumer product company - provides an important competitive advantage to SABMiller.

SABMiller strategy

In line with the existing SAB business philosophy and strategy, SABMiller will continue to focus on:

- achieving profitable growth as a leading player in the global beer market;
- driving volumes, productivity and margins in major markets;
- optimising and expanding established positions in developing markets;
- developing positions in the international premium beer market; and
- seeking opportunities to enhance its position as a global brewer with exposure to both developing and developed markets.

Information on Miller

Miller has been the second largest brewer in the US since 1977. In 2001, Miller had volumes of 50 million hectolitres and a market share of 20 per cent. In addition, Miller brewed 10 million hectolitres in 2001 under contract brewing arrangements. The Miller brand portfolio has leading positions in all the key market segments. The major brands are Miller Lite (premium light), Miller Genuine Draft (premium regular), Miller High Life (near premium), Milwaukee's Best (budget), Foster's (imports) and a new portfolio of premium FMB brands.

Miller operates nine breweries across the US and has a strong national distribution network and is one of the lowest cost brewers in the US.

In the year ended 31 December 2001, Miller generated a turnover of US$4,800 million and an adjusted EBITDA of US$546 million (before exceptional items of US$34 million and amortisation of US$9 million and including allocated Philip Morris central costs of US$88 million). If Miller had been part of the Enlarged Group, it is estimated that its central costs would have been US$40 million and adjusted EBITDA would have been US$594 million and adjusted EBITA of US$463 million.

Agreements

Summary of the principal terms of the Transaction Agreement

SAB and Philip Morris have signed a Transaction Agreement under which SAB will issue approximately 235 million Ordinary Shares of US$0.10 each and approximately 195 million Participating Shares of US$0.10 each giving Philip Morris an economic interest of 36.03 per cent. in SAB (excluding shares held by Safari Limited). However, Philip Morris' voting interest will be restricted to 24.99 per cent. of the votes capable of being cast at a general meeting. At Completion, Miller will have net debt of not more than US$2,000 million.

Summary of the principal terms of the Relationship Agreement

The Relationship Agreement sets out the mechanics by which SAB shall maintain its independence from Philip Morris.

Under the terms of the Relationship Agreement, Philip Morris has been granted a number of rights in respect of its shares in SAB, the principal items being:

- Philip Morris shall be entitled to nominate up to three non-executive Directors, subject to the level of its economic interest in SAB;

for so long as Philip Morris' economic interest is 10 per cent. or more of the Enlarged Group, Philip Morris shall have the right to receive certain financial information; and

- Philip Morris also has the right to participate in and/or underwrite certain future equity capital raisings, excluding the non pre-emptive capital raising for which approval is sought.

Under the terms of the Relationship Agreement, Philip Morris has agreed to a number of restrictions in respect of its shares in SAB, the principal items being:

- Philip Morris shall not, save in certain specified circumstances, prior to 31 December 2004, acquire any equity securities in SAB as a result of which Philip Morris' voting rights in SAB would exceed 24.99 per cent;

- Philip Morris shall not, save in certain specified circumstances, prior to 30 June 2005, dispose of or take any charge over any equity securities in SAB; and

- Philip Morris may dispose of Ordinary Shares after 30 June 2005, but any such disposal must be in accordance with orderly marketing arrangements.

The Panel on Takeovers and Mergers (the 'Panel') has indicated to SAB and Philip Morris that the standstill and lock up provisions in the Relationship Agreement, together with the proposed changes to the Articles of Association, may give rise to a deemed concert party between Philip Morris and persons connected with Philip Morris on the one hand and SAB and the Board of SAB and persons connected with them on the other hand. Accordingly, the Relationship Agreement provides that if circumstances arise where any interest in shares in SAB is acquired by SAB or persons connected with SAB, such that (when taken together with the shares in SAB in which SAB and persons connected with SAB are then interested aggregated with the shares in SAB then held by Philip Morris and persons connected with Philip Morris) the aggregate Voting Interest of all those persons exceeds 29.99%, the standstill and lock up restrictions described above will cease to apply. SAB and Philip Morris have confirmed to the Panel that they will advise the Panel if they become aware that such circumstances are likely to arise or have arisen.

The Relationship Agreement has no fixed term, but ceases to apply if Philip Morris' total voting interest in SAB falls below 10 per cent.

Summary of the principal terms of the Transitional Services Agreement

Under the terms of the Transitional Services Agreement, a subsidiary of Philip Morris will provide Miller with certain services for a transitional period of up to 30 months from Completion. These services will be provided on a comparable basis as provided historically to Miller. The cost of providing each service will be on an actual cost plus a service fee and expenses basis.

Board of Directors

The composition of the Board of Directors of SABMiller will change following the completion of this transaction. There will be two Executive Directors – namely Graham Mackay (Chief Executive) and Malcolm Wyman (CFO).

In addition the SABMiller board will initially consist of 11 non-executive Directors, of which Philip Morris can nominate three.

Dividends

The Consideration Shares will not be entitled to participate in the final dividend of US18.5 cents declared by SAB in respect of its financial year ended 31 March 2002. The Consideration Shares shall entitle Philip Morris to receive a pro rata dividend (based on the date of Completion) for the six-month period ending 30 September 2002.

SABMiller generally will seek to maintain its current dividend policy (adjusted earnings per Ordinary Share dividend cover of 2.2 to 2.5 times).

Dividends will continue to be paid to SABMiller shareholders on the United Kingdom section of the register in pounds sterling and US dollars and to those SABMiller shareholders on the South African section of the register in Rand at, in each case, the exchange rates prevailing at such time.

Financial reporting

SABMiller will continue to publish financial statements denominated in both US dollars and Rand and prepared in accordance with UK GAAP. The financial year-end will continue to be 31 March.

Announcement of results

SAB also today announced its preliminary results for the financial year ended 31 March 2002.

Employees and SAB employee share schemes

SAB and Miller currently employ approximately 38,000 people in aggregate worldwide. The existing employment terms and conditions, including pension rights of employees, will be appropriately safeguarded. Both SAB and Miller will continue to inform and, where appropriate, consult with relevant employee organisations regarding the Transaction in accordance with applicable legal and contractual requirements.

The Transaction will have no effect on the existing entitlements under the SAB employee share schemes.

Amendment of the Articles of Association

As part of the arrangements for the Transaction, SAB shareholders will be asked to approve amendments to the Articles of Association to create the new class of Participating Shares and to give Philip Morris the right to appoint up to three non-executive directors to the SAB board and to convert the Ordinary Shares registered in the name of Safari Limited into non-voting convertible shares.

The principal features of the Participating Shares are:

- save as set out below, the Participating Shares shall rank pari passu with the Ordinary Shares;
- the Participating Shares carry a vote at general meetings of SAB on the basis of one-tenth of a vote for every Participating Share on all resolutions other than certain specified resolutions where they carry one vote for each Participating Share; and
- the Participating Shares are convertible into Ordinary Shares in certain specified circumstances on a one for one basis.

Potential equity raising

In order to maintain the future financial flexibility of the Enlarged Group, the SAB board is seeking the approval of SAB shareholders at the Extraordinary General Meeting for the disapplication of pre-

emptive rights on an equity raising, depending on market conditions, for cash up to a maximum of 170 million Ordinary Shares, which would represent approximately 14 per cent. of the enlarged equity share capital. Philip Morris has agreed not to participate in this potential equity raising. This resolution will be valid until the conclusion of the 2003 annual general meeting. In the event of any such equity raising, qualifying shareholders, being shareholders on the register at a date yet to be fixed, who duly evidence their holdings will receive a greater allocation of shares, on a basis to be determined, than they would otherwise have received.

Listings, dealing and settlement

Following Completion, SAB will retain its existing stock market listings, including its listing of Ordinary Shares on the Official List of the UK Listing Authority and on the JSE Securities Exchange South Africa.

Application has been made to the UK Listing Authority for approximately 235 million new Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for these SAB Shares to be admitted to trading on the London Stock Exchange's market for listed securities. Application has also been made for approximately a further 195 million Ordinary Shares to be admitted to the Official List, in order that Ordinary Shares arising on conversion of the Participating Shares can be listed.

Application has also been made for the New SAB Shares to be listed with a secondary listing on the JSE Securities Exchange South Africa.